FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of May 2004.

Total number of pages: 73

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Notice concerning the issuance of new shares and the secondary offering of our shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 28, 2004
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Executive Director, Investor Relations
& Public Relations & Advertising

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Executive Director
Investor Relations & Public Relations & Advertising
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

Released on May 28, 2004, in Kyoto, Japan

Notice concerning the issuance of new shares and the

secondary offering of our shares

Kyoto May 28, 2004 – Nidec Corporation (‘the Company’) approved the issuance of new shares and the secondary offering of our shares and at a meeting of the board of directors held on Friday May 28, 2004 as follows.

1. Offering of Newly Issued Shares
1. Number of Shares to be Issued	5,000,000 shares of common stock
2. Issue Price

The Issue Price will be determined on the Pricing Date, which will be between Wednesday June 9, 2004 and Monday June 14, 2004 inclusive, in accordance with the method provided under Section 7-2 of the Rules of Fair Practice Number 14 of the Japan Securities Dealers Association.

3. Portion of Issue Price not to be Accounted to Stated Capital

The amount obtained by subtracting the amount accounted to stated capital from the issue price determined in accordance with the method provided in 2. above. The amount accounted to stated capital shall be a half of the Issue Price, with any fraction less than a yen resulting from the calculation being rounded to a full yen.

4. Offering Method

The shares in the offering shall be underwritten by Mitsubishi Securities Co., Ltd., UFJ Tsubasa Securities Co., Ltd., Shinko Securities Co., Ltd., Okasan Securities Co., Ltd., Tokai Tokyo Securities Co., Ltd., Mizuho Investors Securities Co., Ltd., Toyo Securities Co., Ltd., and Marusan Securities Co., Ltd. (“the Underwriters”). The Offering Price shall be determined on the Pricing Date, taking into account the market demand for the shares, and shall be determined by the closing price of our common stock (with any fraction less than a yen being rounded to zero) on the Osaka Stock Exchange Co., Ltd. on the Pricing Date, multiplied by 90 to 100 basis points in accordance with the method provided under Section 7-2 of the Rules of Fair Practice Number 14 of the Japan Securities Dealers Association. (If the Osaka Stock Exchange does not provide a closing pricing on the Pricing Date, the closing price provided on the business date immediately preceding the Pricing Date shall be used.)

5. Fees to Underwriters

Underwriters shall purchase the shares at the Issue Price and sell the shares at the Offering Price in each offering. The difference between the Issue Price and the Offering Price shall be their underwriting fees. The Company shall not pay any separate underwriting fees.

6. Subscription Period

The Subscription Period shall be from Tuesday, June 15, 2004 to Thursday, June 17, 2004. Such period is subject to change based on market demand. The earliest Subscription Period shall be from Thursday, June 10, 2004 to Monday, June 14, 2004.

7. Payment Date	The Payment Date shall be on Tuesday, June 22, 2004. As stated in 6. above, the Subscription Period may be changed to an earlier period. The earliest Payment Date shall be Thursday, June 17, 2004.
8. Initial Date for Dividend Accrual	Thursday, April 1, 2004
9. Application Deposit	The application deposit shall be the same as the per share offering price for newly issued shares
10. Unit of Shares for Offering	100 shares

11. Decisions on the Issue Price, the Portion of the Issue Price not to be Accounted to Stated Capital, the offering price of newly issued shares and on all other matters relating to the issuance of new shares are at the discretion of the President of the Company.

12. The offering of newly issued shares is subject to the effectiveness of the Securities Registration Statement under the Securities and Exchange Law of Japan.

2. Secondary offering of Our Shares (Upon Exercise of Over-Allotment Option) See Appendix Note 1.
1. Number of Shares to be Sold

750,000 shares

The number of shares mentioned above indicates the maximum number to be sold, and the actual number of shares to be sold shall be determined on the Pricing Date provided in 1. 2. above, taking into account the market demand. Part or all of such sales may not be made in certain cases, depending on the market demand.

2. Seller and Number of Shares to be Sold	Mitsubishi Securities Co., Ltd. 750,000 shares

3. Sales Price	The Sales Price shall be the same as the Offering Price and shall be determined between Wednesday June 9, 2004 and Monday June 14, 2004 inclusive.
4. Selling Method

Mitsubishi Securities shall, taking into account the market demand of newly issued shares, additionally make a secondary offering of the shares of up to 750,000 that it plans to borrow from the shareholders of the Company.

5. Subscription Period	The Subscription Period shall be the same as the Subscription Period for the offering of newly issued shares.
6. Stock Certificate Delivery Date	The Stock Certificate Delivery Date shall be on the day after the Payment Date for the offering of newly issued shares.
7. Application Deposit	The application deposit shall be the same as the per share Sales Price
8. Unit of Shares for Secondary Offering	100 shares
9. Decisions on the Sales Price and on all other matters relating to the issuance of new shares are at the discretion of the President of the Company.

10. The Secondary Offering is subject to the effectiveness of the Securities Registration Statement under the Securities and Exchange Law of Japan. The Secondary Offering shall be suspended upon the suspension of the offering of newly issued shares.

3. Issue of New Shares by Allocation to Third Party See Appendix Note 1.
1. Number of shares to be issued	750,000 shares of common stock
2. Issue Price	The Issue Price shall be the same as the Offering Price and shall be determined between Wednesday June 9, 2004 and Monday June 14, 2004 inclusive.
3. Portion of Issue Price not to be Accounted to Stated Capital

The amount obtained by subtracting the amount accounted to stated capital from the issue price determined in accordance with the method provided in 2. above. The amount accounted to stated capital shall be a half of the Issue Price, with any fraction less than a yen resulting from the calculation being rounded down to a full yen.

4. Name of Company Allocating Shares and Number of Shares to be Allocated	Mitsubishi Securities Co., Ltd. 750,000 shares
5. Subscription Period (Subscription day)

The Subscription Period shall be from Wednesday, July 14, 2004 to Friday, July 16, 2004. However, the Subscription Day shall be on the day that is 30 days after the day that comes before the final date of the Subscription Period for the offering of newly issued shares and the secondary offering of Our Shares. (Should that day fall on a non-working day, then the working day that immediately precedes that day shall be used.

6. Payment Date

Tuesday, July 20, 2004. However, the Subscription Period for the offering of newly issued shares is subject to change based on market demand. Should the Subscription Period be from the earliest date, the Payment Date shall be on Thursday, July 15, 2004. However, it will also come on the day after the date of the Subscription Period in (5) above.

7.Initial date for Dividend Accrual	Thursday, April 1, 2004
8. Unit of Shares for Offering	100 shares
9. Shares that were not subscribed with the Subscription Period mentioned in 5. above shall not be issued.

10. Decisions on the Issue Price, the Portion of the Issue Price not to be Accounted to Stated Capital, and on all other matters relating to issue of new shares by allocation to a third party are at the discretion of the President of the Company.

11. The issue of new shares by allocation to a third party is subject to the effectiveness of the Securities Registration Statement under the Securities and Exchange Law of Japan. The issue of new shares by allocation to a third party shall be suspended upon the suspension of the offering of newly issued shares.

Appendix

1. Secondary offering of the Company’s shares (upon exercise of over-allotment option)

As part of this issuance of new shares and secondary offering of shares, as stated in ‘1. Offering of newly issued shares by public offering’ above, in addition to this public offering the Company is also planning to offer shares by exercise of an over-allotment option as stated in ‘2. Secondary offering of our shares (upon exercise of over-allotment option)’.

The sale of shares by over-allotment, separately from and taking into account demand conditions in the public offering is the sale of up to 750,000 ordinary shares in the Company borrowed from shareholders of the Company by the lead manager Mitsubishi Securities Co. Ltd. However the number of shares to be sold by over-allotment is a maximum and depending on demand conditions may be decreased or the sale may be cancelled.

In regard to the sale of shares by over-allotment, in order to allow Mitsubishi Securities Co. Ltd. to acquire the number of shares necessary to return the stock borrowed by them from the Company’s shareholders (hereinafter ‘the borrowed shares’) the Company’s board of directors resolved at a meeting held on May 28, 2004 (Friday) that the payment day in the allocation to Mitsubishi Securities Co. Ltd. of 750,000 ordinary shares in the Company by the third party allocation of new shares (hereinafter ‘this third party capital increase), will be the business day following the day that is the thirtieth day (if the thirtieth day is not a business day, the previous business day) from the day following the final day of the subscription period for the offering of newly issued shares and the secondary offering of shares by over-allotment.

Further, during the period from the day after the final day of the subscription period for the offering of newly issued shares and the secondary offering of shares by over-allotment and   three business days before payment day for the third party capital increase (hereinafter ‘syndicate cover transaction period‘) Mitsubishi Securities Co. Ltd. may, for the purpose of returning the borrowed shares, purchase the Company’s ordinary shares (hereinafter ‘syndicate cover transaction’) on the Osaka Securities Exchange up to an amount that does not exceed the number of shares in the sale of shares by over-allotment. All shares purchased by Mitsubishi Securities Co. Ltd. in syndicate cover transactions must be used to return the borrowed shares. During the syndicate cover transaction period and by the decision of Mitsubishi Securities Co. Ltd. no syndicate cover transactions may take place or syndicate cover transactions may be ended before reaching the number of shares involved in the sale of shares by over-allotment.

Mitsubishi Securities Co. Ltd. may undertake stabilizing transaction operations along with the offering of newly issued shares and the secondary offering of shares by over-allotment and all or some of the ordinary shares in the Company bought in these stabilizing transactions may be used to return the borrowed shares.

Mitsubishi Securities Co. Ltd. intends to purchase shares in this third party capital increase to the amount of the number of shares sold in the secondary offering of shares by over-allotment after subtracting the number of shares acquired in syndicate cover transactions and the number of borrowed shares returned. To achieve this it will not apply for some or all of the shares issued in the third party capital increase and as a result all or some of the ordinary shares in the Company bought in these stabilizing transactions may be used to return the borrowed shares, as a result, by forfeiture of rights the number of shares issued in this third party capital increase may decrease to that extent or the issue itself may not take place at all.

2. Changes in the number of issued shares resulting from this public offering of new shares and third party capital increase

Current number of shares issued	65,018,044 shares	As at April 30, 2004
Increase in shares from public offering of new shares	5,000,000 shares
Shares in issue following public offering of new shares	70,018,044 shares	Note 1
Increase in shares from third party capital increase	750,000 shares	Note 2
Shares in issue following third party capital increase	70,768,044 shares	Note 2
Notes:
1. Calculation based on the number of shares issued as of April 30 2004.

2. Calculation based on the number of shares issued as of April 30 2004 and of the total of shares noted above in ‘3. Issue of new shares by allocation to a third party’ the number of shares issued following application by Mitsubishi Securities Co. Ltd.

3. Use of funds raised

(1) Use of funds raised in this capital raising

The approximate amount of funds to be raised by this public offering of new shares and third party capital increase are expected to be a maximum of 63,799 million yen and the Company expects to use 2,649 million yen for capital expenditure, 38,351 million yen for investment in and financing of affiliated companies, with the remainder used to repay borrowings. Further our related companies expect to use these funds for capital expenditure.

Details of capital expenditure plans for the Company and group companies as of April 30, 2004 are as follows.

Company name	Address	Business segment	Contents of fixed assets	Amount (¥ million)	Paid (¥ million)	Financing method	Time of commencement and expected completion	Added production capacity planned
Nidec Corporation	Kyoto, Japan	Small precision motors, mid-size motors, Machinery and Others	Research and sales facilities for small precision DC motors and mid-size motors	2,696	47	Increase in capital stock	Start: Oct., 2003 Completion: May, 2005	-
Nidec Electronics (Thailand) Co., Ltd.(2)	Ayutthaya, Thailand	Small precision motors	Manufacturing equipments for small precision DC motors	6,754	-	(1)	Start: Apr., 2004 Completion: Mar., 2007	-
Nidec (Zhejiang) Co., Ltd.	Pinghu, Zhejiang, China	Small precision motors	Manufacturing equipments for small precision DC motors	1,161	-	(1)	Start: Apr., 2004 Completion: Mar, 2006	-
Nidec Philippines Corporation (2)	Laguna, Philippines	Small precision motors	Manufacturing equipments for small precision DC motors	7,937	-	(1)	Start: Apr., 2004 Completion: Mar., 2007	-
Nidec (Dalian) Co., Ltd.(2)	Dalian, Liaoning, China	Small precision motors	Manufacturing equipments for small precision DC motors and small precision FAN motors	1,890	-	(1)	Start: Apr., 2004 Completion: Mar., 2007	-
Nidec Shibaura Corporation (2)	Obama, Fukui, Japan	Small precision motors and Mid-size motors	Manufacturing equipments for small precision motors and mid-size motors	4,488	-	(1)	Start: Apr., 2004 Completion: Mar., 2007	-
Nidec Powermoter Corporation (2)	Iizuka, Fukuoka, Japan	Mid-size motors	Manufacturing equipments for mid-size motors	741	-	(1)	Start: Apr., 2004 Completion: Mar, 2005	-
Nidec Tosok Corporation (2)	Zama, Kanagawa, Japan	Small precision motors, Machinery and Others	Construction of new head office and equipments	5,946	1,148	(1)	Start: Feb., 2003 Completion: Mar., 2005	-
Nidec-Shimpo Corporation (2)	Nagaokakyo, Kyoto, Japan	Machinery	Manufacturing equipments for power transmission equipments	1,898	-	(1)	Start: Apr., 2004 Completion: Mar., 2005	-
Sankyo Seiki Mfg. Co., Ltd.(2)	Suwa, Nagano, Japan	Small precision motors, Machinery and Others	Manufacturing equipments and R&D equipments	6,260	-	(1)	Start: Apr., 2004 Completion: Mar., 2006	-
Nidec System Engineering (Zhejiang) Corporaion	Pinghu, Zhejiang, China	Machinery and Others	Machine tools and measuring machines	450	-	(1)	Start: Apr., 2004 Completion: Mar., 2007	-
NTN-Nidec (Zhejiang) Corporaion	Pinghu, Zhejiang, China	Small precision motors	Manufacturing equipments	1,974	-	(1)	Start: Apr., 2004 Completion: Mar., 2007	-
Note 1. Part of the funds received by the Company from this public offering of new shares and third party capital increase are expected to be used.
Note 2. In each case the plans of consolidated subsidiaries are included.

(2) Change in use of funds from previous capital raising

On October 17, 2003 (London time) the Company issued a Yen denominated convertible bond with warrants attached of 30,900 million yen (total issue amount) but there has been no change in the planned use (repayment of short term borrowings, capital expenditure, other working capital) of the funds raised.

(3) Influence on the Company’s profits

Most of the funds raised will be used for capital expenditure in our group. We expect our group’s inherent growth characteristics and profitability to increase and in order to sustain growth in the future the Company believes that it is necessary to build a stronger financial foundation. To achieve this some of the funds raised will be used to repay debt and as a result in the short term our burden of interest payment will lighten. In the medium term our ability to raise the funds necessary to execute our corporate strategy will increase and this will lead to further profitable opportunities.

4. Dividends to Shareholders, etc.

(1) Basic policy concerning dividends

Nidec’s operations are based on the principle that shareholders are the owners of the Company. Nidec seeks to achieve business results that support a high share price, while ensuring that the Company’s operations closely reflect changes in the business environment. Through this basic approach the Company pursues continuous growth. It is Nidec’s policy to maintain a stable dividend payment, and to work towards increasing dividends in a manner that reflects progress in consolidated net income.

(2) Use of retained earnings

Retained earnings are used to enhance corporate structure and to pursue increased revenue and business expansion.

(3) Planned dividend increase

Under the basic policy concerning dividends outlined above, the interim dividend per ordinary share for the fiscal year to March 31, 2004 of 12.5 yen was increased by 2.5 yen to a total interim dividend of 15 yen, in commemoration of the 30th anniversary of the Company’s founding. A year-end dividend payment of 12.5 yen per ordinary share had been planned, but in light of consolidated performance the Company now intends to increase this by 2.5 yen to 15 yen per share.

(4) Dividend information for the last three fiscal years

	FY ended March 31, 2002	FY ended March 31, 2003	FY ended March 31, 2004
Net income per share	115.11 yen	77.04 yen	40.83 yen
Total dividend per share	25.00 yen	25.00 yen	30.00 yen
Actual dividend ratio	21.7%	32.5%	73.5%
ROE	8.9%	5.8%	2.9%
Dividend ratio to shareholders’ equity	1.9%	1.8%	2.1%

Notes:

1. Return on shareholders’ equity for each fiscal year is calculated as net income for that year divided by shareholders’ equity. Shareholders’ equity is calculated as an average of total capital at beginning of period and total capital at end of period.

2. Dividend ratio to shareholders’ equity for each fiscal year is calculated as the aggregate dividend paid out for that year divided by Shareholders’ equity. Shareholders’ equity is calculated as per Note 1.

3. Figure for the fiscal year ended March 31, 2004 are unaudited.

(5) Compliance with past dividend distribution rules

Not applicable

5. Other

(1) Designation/non-designation of purchaser

Not applicable

(2) Dilution due to residual securities

Not applicable, as no dilution due to residual securities will arise.

(3) Equity finance over the past three years

i. Yen denominated convertible bonds with attached warrants new share issue rights, maturing 2008

Issue amount	30,900 million yen (total face value of 30,000 million yen)
Issue date	October 17, 2003 (London time)
Proportion of warrants exercised	0% (as of April 30, 2004)
Per-share conversion amount payable on exercise of warrants (conversion price)	13,905 yen

ii. Share price movements since April 1, 2001

Unit: yen	FY ended March 31, 2002	FY ended March 31, 2003	FY ended March 31, 2004	FY ending March 31, 2005*
Opening price	5,600	8,640	6,580	10,830
High	9,490	9,880	11,600	12,480
Low	3,600	5,200	5,440	10,660
Closing price	8,550	6,680	10,820	11,910

*Note: Figures for Fiscal year ending March 31, 2005 are as of May 27, 2004

iii. PER and ROE over the past three years

	FY ended March 31, 2002	FY ended March 31, 2003	FY ended March 31, 2004
PER [consolidated]	84.1 times	66.7 times	61.4 times
ROE [consolidated]	7.5%	7.2%	11.8%

Notes:

1. Price-to-earnings ratio for each fiscal year is based on the closing share price at the end of the period divided by consolidated net income per share.

2. Consolidated return on equity for each fiscal year is calculated as consolidated net income for that year divided by consolidated shareholders’ equity. Shareholders’ equity (consolidated) is calculated as an average of total capital at beginning of period and total capital at end of period.

(4) Other

Not applicable

[Cover Page]

[Type of document submitted]	Securities registration statement
[Submitted to]	Director, Kanto Local Finance Bureau
[Date of submission]	May 28, 2004
[Company name]	NIDEC CORPORATION
[Name and title of the legal representative]	Shigenobu Nagamori,
President, CEO & Representative Director
[Headquarters address]	338 Tonoshiro-cho, Kuze, Minami-ku, Kyoto
[Telephone]	(075) 922-1111 (general number)
[Contact Person]	Hidetoshi Matsuhashi
General Accounting Manager
[Nearest contact address]	338 Tonoshiro-cho, Kuze, Minami-ku, Kyoto
[Telephone]	(075) 922-1111 (general number)
[Contact Person]	Hidetoshi Matsuhashi,
General Accounting Manager
[Type of securities to be offered (sold) subject to registration]	Stock
[Value of securities to be offered (sold)]	Public offering: ¥55,765,000,000
Sale of over-allotment shares: ¥8,364,750,000

Note 1 The offering amount is the total amount of the issue value and represents an estimate based on the market value at the time of submission of the securities registration statement.

However, in the offering method at this time, since the underwriter purchases the shares at issue value and places them for public offering at a value (issue price) different from the issue value, the total amount of the issue value of the public offering is different from the aforementioned value.

2 The offering amount is an estimate based on the market value at the time of submission of the securities registration statement.

[Items regarding stabilization operation]

1 Upon offering and sale at this time, a stabilization operation as stated in Article 20, Paragraph 1 of the enforcement order of the Securities and Exchange Law may be performed, if necessary, depending on the market price trend of the shares being listed at this time by NIDEC CORPORATION (“the Company”).

2. In case of the afore-mentioned, the exchange securities market where the stabilization operation transaction will be performed are the Tokyo Stock Exchange, Inc. and Osaka Securities Exchange Co., Ltd. Of these, Osaka Securities Exchange Co., Ltd. will be the exchange securities market where the major stabilization operation transaction will take place.

[Locations where the statement is available for public inspection]	Tokyo Stock Exchange, Inc. (2-1 Nihombashi Kabuto-cho, Chuo-ku, Tokyo)
Osaka Securities Exchange Co., Ltd.
(1-6-10 Kitahama, Chuo-ku, Osaka)

Part 1 [Securities Information]

Section 1 [Offering Memorandum]

1 [New Shares to be Issued]

Type	Number of shares to be issued
Common stock	5,000,000 shares

(Note) 1. Based on the Board of Directors meeting held on May 28, 2004 (Friday).

2. Upon this offering (“public offering”), apart from the public offering, Mitsubishi Securities Co., Ltd., who is the main underwriter of this offering, may borrow common stock from the Company’s shareholders, to an upper limit of 750,000 shares, and sell such shares (“sale of over-allotment shares”), taking demand into consideration. “Sale of over-allotment shares” indicates the sale of additional securities on offer that is conducted apart from the planned amount for this public offering under the same conditions.

3. In addition to the public offering, on May 28, 2004 (Friday), at the Board of Directors meeting a resolution was passed for a third-party allotment of 750,000 shares of the Company’s common stock to Mitsubishi Securities Co., Ltd., as stated in Note 1 to Section 2, Item 1, “Sale memorandum (sale of over-allotment shares),” with the date of payment on the next business day of the 30th day (the business day prior if the 30th day does not fall on a business day) from the day after the last date of the subscription period for the public offering and sale of over-allotment shares, and the securities registration statement was submitted to the director of the Kanto Local Finance Bureau on May 28, 2004 (Friday.)

2 [Method and Conditions of Share Offering]

The underwriter listed in “3 - Underwriting of Shares” will underwrite the shares on a firm commitment basis at the issue value that is to be determined on any day between June 9, 2004 (Wednesday) and June 14, 2004 (Monday), and the public offering will be made at a value (issue price) that is different from the aforementioned issue value. The underwriter will pay the Company the total amount of the issue value on the due date for payment and the difference of this amount from the total amount of the issue price for the public offering will be retained by the underwriter. No fee will be paid for underwriting.

(1) [Method of offering]

Type	Number of shares to be issued	Total issue value (yen)	Total amount of capitalization (yen)
Allotment to shareholders	-	-	-
Allotment to other parties	-	-	-
Public offering	5,000,000 shares (Note) 1	55,765,000,000 (Note) 2,3	27,882,500,000 (Note) 4
Total (total number of shares to be issued)	5,000,000 shares	55,765,000,000	27,882,500,000

(Note) 1. All shares will be offered through underwriting on a firm commitment basis by a securities company.

2. The total amount of the issue value is an estimate based on the market price at the time of the submission of the securities registration statement.

3. The total issue value is the total amount paid by the underwriter to underwrite the shares on a firm commitment basis.

4. Total amount to be capitalized is an estimate determined on the prerequisite that one half of the total amount of the issue value (estimate) will be capitalized.

(2) Conditions of offering

Issue price (yen)	Issue value (yen)	Amount to be included as capital	Subscription unit	Subscription period	Advances on subscription (yen)	Date of payment

To be determined

(Note) 1,3

The tentative condition is set as the closing price at the Osaka Securities Exchange Co., Ltd. (if there is no closing price for that day, the most recent closing price prior to that day) on the date the issue price is determined, multiplied by a value between 0.90 – 1.00 discarding fractions less than 1 yen).

	To be determined (Note) 1,3	To be determined (Note) 1,2	100 shares	From June 15, 2004 (Tues) To June 17, 2004 (Thurs) (Note) 4	To be determined (Note) 1	June 22, 2004 (Tues) (Note) 4
Notes regarding subscription warrant	No relevant items

(Note) 1. In accordance with the method specified in Article 7-2, Number 14 of the Rules of Fair Practice by the Japan Securities Dealers Association, after considering the demand based on the above tentative conditions, the price for the public offering (issue price) and the advance on the subscription will be determined on any day (“the date the issue price is determined”) between June 9, 2004 (Wednesday) and June 14, 2004 (Monday), and, in conjunction with this, the issue value (the amount the Company receives from the underwriter as payment per new share) and the amount to be capitalized will be determined. The advance on subscription per share is set at an amount identical to the issue price.

2. The amount to be capitalized is calculated at half the amount of the issue value, and if any fraction less than one yen is generated it will be rounded up.

3. As stated at the beginning of the aforementioned “2 - Method and Conditions of Share Offering,” the issue price and the issue value are different. The total of the difference between the issue price and the issue value will be retained by the underwriter.

4. The subscription period and date of payment have been unofficially determined as mentioned above, and the official determination will be made on the date the issue price is determined. The aforementioned subscription period and date of payment may be brought forward according to demand. The period for assessing demand status is from June 8, 2004 (Tuesday) to, at the latest, June 14, 2004 (Monday), although the period to determine the actual value (issue price) for the public offering and advance on subscription is planned for the period from June 9, 2004 (Wednesday) to June 14, 2004 (Monday). Therefore, in case the subscription period is brought forward the maximum permissible extent, it will be “from June 10, 2004 (Thursday) to June 14, 2004 (Monday)” and in case the date of payment is brought forward to the maximum permissible extent, it will be “June 17, 2004 (Thursday).”

5. The starting date for dividend accrual for the newly issued shares is April 1, 2004 (Thursday).

6. The method of subscription shall consist of submitting a stock subscription certificate along with the advance on subscription to the institution that is handling the subscription (named below) within the subscription period.

7. From the advance on subscription an amount that is equivalent to the amount of the issue value will be appropriated for payment for the newly issued shares on the date of payment.

8. The advance on subscription is not subject to interest.

9. The transfer date for the share certificates is the next business day following the date of payment. The share certificates are deposited with the Japan Securities Depository Center, Inc. and can be traded from the additional listing date (the next business day following the date of payment).

Those who have notified a securities company in advance of their intention to have share certificates issued will have the certificates issued through the securities company after the additional listing date.

10. Those who deposit the share certificates with the Japan Securities Depository Center, Inc. do not have to transfer the stock.

(3)[Institutions Handling the Subscription]

The head office and nationwide branches of the securities company stated below under “3 - Underwriting of Shares” will handle the subscription

(4) [Institutions Handling Payment]

Name of bank	Address
The Bank of Tokyo-Mitsubishi, Ltd. Kyoto Branch	159-1, Doujishacho Karasuma-Nishiiru Ayanokojidori Shimogyo-ku Kyoto
The Bank of Kyoto, Ltd. Head Office	700, Yakushimae-cho, Karasuma-dori, Matsubara-Agaru, Shimogyo-ku, Kyoto
The Shiga Bank, Ltd. Kyoto Branch	630, Suiginya-cho, Shijo, Sagaru, Karasuma-dori, Shimogyo-ku, Kyoto

 (Note) The above-mentioned payment handlers do not handle subscriptions.

Name of underwriter	Address	Number of shares to be underwritten	Underwriting conditions
Mitsubishi Securities Co., Ltd.	4-1, Marunouchi 2-Chome, Chiyoda-ku, Tokyo	To be determined

1. Underwriting on a firm commitment basis

2. The underwriter makes payment in the same amount as the issue value on the date of payment to an institution handling payment.

3. No underwriting fees will be paid. Instead, an amount equal to the total of the difference between the issue value and the value of the public offering (issue price) will be retained by the underwriter.

UFJ Tsubasa Securities Co., Ltd.	1-3, Otemachi 1-chome,Chiyoda-ku, Tokyo
Shinko Securities Co., Ltd．	4-1, Yaesu 2-chome, Chuo-ku, Tokyo
OKASAN SECURITIES CO., LTD.	1-17-6 Nihonbashi, Chuo-ku, Tokyo
Tokai Tokyo Securities Co., Ltd.	7-1, Kyobashi 1-chome,Chuo-ku Tokyo
Mizuho Investors Securities Co.,Ltd.	13-16 Nihonbashi Kayaba-cho 1-chome, Chuo-ku, Tokyo
TOYO SECURITIES CO., LTD.	1-20-5 Nihonbashi, Chuo-ku, Tokyo
Marusan Securities Co., Ltd.	2-5-2，Nihonbashi， Chuo-ku, Tokyo
Total	-	5,000,000 shares	-

(Note) 1. The number of shares to be underwritten and the underwriting conditions will be determined on the date the issue price is determined.

2. The Company intends to sign an underwriting agreement with the above-mentioned securities company.

4 [Use of the Proceeds from the New Share Issue]

(1) [The amount of proceeds from the new share issue]

Total amount paid in (million yen)	Estimated expenses associated with the issue (million yen)	Estimated net proceeds (million yen)
55,765(Note) 1	287(Note) 2, 3	55,478

(Note) 1. The total amount paid in (total issue value) is an estimate based on the market price at the time of the submission of the securities registration statement.

2. The estimated amount of expenses associated with the issue does not include consumption tax, etc.

3. “Estimated amount of expenses associated with the issue” is the sum of expenses excluding underwriting fees because no underwriting fees will be paid.

Section 2 [Sale Memorandum]

1 [Securities to be Sold (Sale of Over-allotment Shares)]

[Stock to be sold]

Type	Number of shares to be offered	Total issue value (yen)	Address and name of the owner of the stock to be sold
Common stock	750,000 shares (Note) 1	8,364,750,000(Note) 2	4-1, Marunouchi 2-Chome, Chiyoda-ku, Tokyo Mitsubishi Securities Co., Ltd.

(Note) 1. Sale of over-allotment shares is the sale of shares of the Company’s common stock which Mitsubishi Securities Co., Ltd., the principal underwriter for this offering, borrows from the Company’s shareholders, apart from the public offering, considering demand for the public offering. The number of shares to be offered in the sale of over-allotment shares indicates the upper limit of the number of shares and may be decreased or the sale itself may be cancelled according to demand.

Upon the sale of over-allotment shares, to facilitate acquisition by Mitsubishi Securities Co., Ltd. of the shares necessary to return the borrowed shares from the aforementioned shareholders of the Company (“borrowed shares”), on May 28, 2004 (Friday), the Board of Directors of the Company passed a resolution for the issuance of 750,000 shares of the Company’s common stock in a third-party allotment to Mitsubishi Securities Co., Ltd. (“third-party allotment”) with the date of payment (“date of payment of the third-party allotment”) being the next business day following the 30th day from the day following the last day of the subscription period of the public offering and sale of the over-allotment shares (the business day prior if the 30th day does not fall on a business day), and submitted the securities registration statement to the director of the Kanto Local Finance Bureau on May 28, 2004 (Friday).

In addition, in returning the shares borrowed from the shareholders of the Company, Mitsubishi Securities Co., Ltd. may buy the Company’s common stock through the Osaka Securities Exchange Co., Ltd. (“syndicate cover transaction"), with the upper limit of shares being the same as the over-allotment shares, during the period starting from the day after the last day of the subscription period of the public offering and sale of over-allotment shares and ending X business days before the payment date (“syndicate cover transaction period”). All shares that Mitsubishi Securities Co., Ltd. obtains through the syndicate cover transaction will be used to return borrowed shares. During the syndicate cover transaction period, Mitsubishi Securities Co., Ltd., at its own discretion, may elect not to conduct any syndicate cover transaction or may terminate the transaction without the number of shares obtained having reached the level required for the sale of over-allotment shares.

Furthermore, Mitsubishi Securities Co., Ltd. may carry out the stability operation transaction along with the public offering and sale of over-allotment shares, and all or part of the shares of the Company’s common stock acquired through such stability operation transaction may be allocated to the return of the borrowed shares.

Regarding the number of shares remaining after deducting the shares acquired in the stability operation transaction and syndicate cover transaction and used to return borrowed shares from the shares for sale of over-allotment shares, Mitsubishi Securities Co., Ltd. is expected to accept the third-party allotment and acquire those shares. Therefore, the subscription may not take place for all or part of the issued shares and hence, due to forfeiture of rights, this may result in a decrease in the number of shares issued in the third-party allotment or may result in no shares being issued at all.

2. The total amount of the sale value is an estimate based on the market price at the time of the submission of the securities registration statement.

2 [Conditions of Sale (Sale of Over-allotment Shares)]

Sale price (yen)	Subscription period	Subscription unit	Advances on subscription	Institutions accepting subscriptions	Address and name of underwriter	Details of the underwriting agreement
To be determined (Note) 1	From June 15, 2004 (Tuesday) to June 17, 2004 (Thursday) (Note) 1, 2	100 shares	To be determined (Note) 1	The headquarters and nationwide branch offices of Mitsubishi Securities Co., Ltd.	-	-

(Note) 1. The transfer date for share certificates is June 23, 2004 (Wednesday).

The sale price, subscription period and advance on subscription are identical to the issue price, subscription period and advance stated in “Section 1: Offer Memorandum, (2) Method and Conditions of Stock Offering.”

2. The subscription period and date of delivery have been unofficially determined as stated above, and will be officially determined on the date the sale price is determined. The aforementioned subscription period and date of delivery may be brought forward according to demand. The period for assessing demand status is from June 8, 2004 (Tuesday) to, at the latest, June 14, 2004 (Monday), although the period for determining the actual sale price and advance on subscription is planned from June 9, 2004 (Wednesday) to June 14, 2004 (Monday). Therefore, should the subscription period be brought forward the maximum permissible extent, it will be “from June 10, 2004 (Thursday) to June 14, 2004 (Monday)” and should the transfer date of stock be brought forward to the maximum permissible extent, it will be “June 18, 2004 (Friday).”

3. The method of subscription shall consist of making an application along with the advance on subscription, within the subscription period, to the institution that is handling the subscription.

4. The advance on subscription is not subject to interest.

5. The share certificates are deposited with the Japan Securities Depository Center, Inc., and can be traded from the delivery date. Those who have notified a securities company in advance of their intention to have the share certificates issued will have the certificates issued through the securities company following the transfer date.

6. Those who deposit the share certificates with the Japan Securities Depository Center, Inc. do not have to transfer the stock.

Section 3 [Special Items Regarding Business Conditions, etc.]

Risk Factors.

Our customer base is highly concentrated, and our sales would suffer if one or more of our significant customers substantially reduce or cancel orders for our products

We are dependent on a limited number of large customers for a substantial portion of our net sales. As a result of customer concentration, our net sales could be significantly impacted in the event of:

O

a significant reduction, delay or cancellation of orders from one or more of our significant customers;

O

a decision by one or more significant customers to select products manufactured by a competitor, or its own internally developed components, for inclusion in future product generations; or

O

financial difficulties affecting one or more significant customers.

We expect that, for the foreseeable future, sales to a limited number of customers will continue to account for a high percentage of our net sales. If current customers do not continue to place orders, we may not be able to replace these orders with orders from new customers and this would significantly impact our business, operating results and financial condition. Such fluctuations could materially harm our business, financial condition and operating results.

We depend on the computer industry, and our business is being adversely affected by a decline in the computer market during the current fiscal year

Our precision motor and fan products are components used primarily in computer systems. A substantial portion of our net sales depends on sales of computers and computer peripherals. Although we have been diversifying our products and entering into new markets, such as motors for use in household appliances, automobiles and home entertainment equipment, we expect to continue to derive a significant portion of our revenues from the sale of products for use in computers and computer peripherals. The markets for computers and computer peripherals are cyclical and have been characterized by:

O

rapid technological change;

O

frequent new product introductions and short product life cycles;

O

significant price competition and price erosion;

O

fluctuating inventory levels;

O

alternating periods of over-capacity and capacity constraints due, in part, to cyclical and seasonal market patterns;

O

variations in manufacturing costs and yields; and

O

significant expenditures for capital equipment and product development.

The computer market has grown substantially in recent years but has experienced a significant downturn since December 2000, which is characterized by lower product demand and accelerated reduction of product prices. These conditions have prompted restructuring of operations by hardware manufacturers, including makers of hard disk drives. The rate of decline in average selling price accelerates when, as is currently the case in the hard disk drive industry, competitors lower prices to absorb excess capacity, liquidate excess inventories, restructure or attempt to gain market share. During an industry downturn, manufacturers may abruptly stop purchasing additional inventory from suppliers such as us. And because many of our customers have adopted just-in-time inventory management processes, we often maintain up to one month’s inventory at or near the customer’s production facility, a practice which may force us to absorb excess inventories when growth slows. Maintaining inventory increases our capital requirements and costs, complicates our inventory management strategies and makes it more difficult to match manufacturing plans with customer demand, thereby increasing the risk of inventory obsolescence and price erosion during periods of reduced demand which could have a material adverse effect on our business, financial condition and results of operations.

We are facing downward pricing pressure in our main product markets and this decline could reduce our revenues and gross margins

We expect downward pricing pressure in our main product markets to continue and perhaps even increase in the future. The hard disk drive industry, in particular, is characterized by rapidly declining average selling prices over the life of a product even for those products which are competitive and timely to-market. In general, the average selling price for a given product in the hard disk drive market decreases over time as increases in the supply of competitive products and cost reductions occur and as technological advancements are achieved. There is also intense price competition among hard disk drive manufacturers and, as a result, our principal customers pressure us to lower the prices of our spindle motors. Falling prices reduce our margins, cause operating results to suffer and may make it difficult for us to maintain profitability. If we are not able to achieve such cost reductions, develop new customized products or increase our unit sales volume, our business, financial condition and results of operations could be materially and adversely impacted.

If our third party suppliers experience capacity constraints or production failures, our production could be significantly harmed

We rely on third party suppliers for some of the materials and equipment used in our manufacturing processes, including connectors, electric circuit unit assemblies and ball bearings. Even though we are decreasing our reliance on ball bearing suppliers as a result of the shift to fluid dynamic bearing spindle motors, our production capacity would nevertheless be limited if one or more of these materials were to become unavailable or available in reduced quantities or if we were unable to find alternative suppliers. If our source of materials and supplies were unavailable for a significant period of time, our operating results would be adversely affected.

We face aggressive competition both in the spindle motor market and in the markets into which we are attempting to expand our business, which could have a material adverse effect on our business and results of operations

Our major competitors in the area of hard disk drive spindle motors have increased their production capacity in recent periods, which has resulted in intensified competition and a reduction in prices. This trend of fierce competition and price erosion has been likely to intensify as a result of the recent global slowdown in computer sales. Several spindle motor competitors are also active in the development and marketing of fluid dynamic bearing hard disk drive spindle motors. It is also possible that ball bearing or other subcomponent manufacturers will try to enter the spindle motor market. In the area of mid-size motors for automobiles and household appliances, some of our competitors have substantially greater financial, engineering, manufacturing, marketing, service and support resources than we do and may have substantially greater name recognition, manufacturing expertise and capability and longer standing customer relationships than we do. To remain competitive in our core business area of spindle motors and to increase our competitiveness in other motor markets in which we are attempting to expand our business, we believe that we must maintain a substantial investment in research and development and expand our manufacturing capability, marketing, sales efforts and customer service and support. We must also develop new products and enhance our existing products in a timely manner. We anticipate that we may have to adjust prices on many of our products to stay competitive and our profit margins may fall. In addition, technological changes, manufacturing efficiencies or development efforts by our competitors may render our products or technologies obsolete or uncompetitive. Our failure to maintain our competitive position could have a material adverse effect on our business and results of operations.

We may be unable to commercialize new product lines or deliver our customized products to satisfy specific customers’ needs in a timely manner and in sufficient quantities, which could damage our reputation and future sales

Many of our customers work directly with component suppliers such as us to design and build customized products for specific needs. A significant portion of our contracts with these customers require us to provide customized products within a set delivery timetable. If we are unable to commercialize new product lines, we may not be able to meet our customers’ product needs or timetables. Although we have not had such problems in the past, any future failure to meet significant customer requirements could damage our reputation and impede our ability to expand our business into these new products and markets.

We could experience losses or damage to our reputation if any of the end-products in which our motors or other products are incorporated malfunction, causing damage to persons, property or data

Our small precision motors and other products are a key component in many consumer electronics devices, particularly data storage devices such as hard disk drives. Widespread malfunction of such devices could lead to consumer dissatisfaction, recalls and, potentially, lawsuits. If such problems are caused by or attributed to defects in our motors or their design, we might be drawn into disputes with our customers, our reputation could be damaged and our results of operations might be adversely affected by lost sales or costs associated with recalls or defending ourselves against legal claims.

Our operating results may fluctuate significantly because of a number of factors, many of which are beyond our control

We have experienced, and expect to continue to experience, fluctuations in sales and operating results from one quarter to the next. As a result, we believe that quarter-to-quarter comparisons of our operating results are not necessarily meaningful, and that such comparisons cannot be relied upon as indicators of future performance. Our operating results may be subject to significant quarterly fluctuations as a result of the following principal factors:

O

fluctuations in product demand as a result of the cyclical and seasonal nature of the industries in which our motor and drive technology products are sold and used, including the computer industry;

O

translation effect of exchange rate fluctuations on the results of our overseas subsidiaries;

O

the availability and extent of utilization of our manufacturing capacity;

O

changes in our product or customer mix;

O

entry of new competitors;

O

cancellation or rescheduling of significant orders, which can occur on short notice;

O

deferrals of customer orders in anticipation of new products or enhancements; and

O

component and raw material costs and availability, particularly with respect to components obtained from sole or limited sources.

Since a large portion of our operating expenses, including equipment depreciation, rent, salaries, capital leases and interest payments are relatively fixed and difficult to reduce or adjust against any decrease in revenue as a result of fluctuations in product demand or otherwise might not be offset by a reduction in expenses and could have a material adverse effect on our business, financial condition and results of operations.

Our recent growth has been based in part on acquisitions, and our future growth could be adversely affected if we make acquisitions that turn out to be incompatible with our existing business or unsuccessful or if we are unable to find acquisition targets

We have achieved much of our growth by acquiring other companies that have provided us with complementary technologies and product lines. To the extent that we are unable to make successful acquisitions, we may not be able to expand our product range and our growth rates could be adversely affected. Critical to the success of our acquisitions is the ordered, efficient integration of acquired businesses into our organization, which has in the past required and may continue to require significant resources. There can be no assurance that our investments will generate the operational and financial returns we expect. Such acquisitions could temporarily have a material adverse effect on our business, financial condition and results of operations. The success of future acquisitions will depend upon factors such as:

O

our ability to manufacture and sell the products of the businesses acquired;

O

continued demand for these acquired products by our customers;

O

our ability to integrate the acquired business’ operations, products and personnel;

O

our ability to retain key personnel of the acquired businesses; and

our ability to extend our financial and management controls and reporting systems and procedures to acquired businesses.

On October 1, 2003, we invested in Sankyo Seiki Mfg. Co., ltd. in the form of capital alliance and subsequently increased our stake in them through the additional purchase of their new shares. As of March 31, 2004, our ownership in Sankyo Seiki Mfg. Co., ltd. accounted for 51.02% of their total outstanding shares issued.

Sankyo Seiki Mfg. Co., Ltd. is in the course of business reconstruction.

Failure or delay in the recovery of the company could have an adverse effect on our business, financial condition and results of operations.

Our growth places strains on our managerial, operational and financial resources

Our future success depends on our ability to expand our organization in line with the growth of our business, including the integration of recently added affiliates within the Nidec group. However, our growth has placed, and is expected to continue to place, a significant strain on our managerial, operational and financial resources. Our recent acquisitions and any further growth by us or our subsidiaries or affiliates or an increase in the number of our strategic relationships will continue to increase this strain on our managerial, operational and financial resources. This strain may inhibit our ability to achieve the rapid execution necessary to successfully implement our business plan.

We could be harmed by litigation involving patents and other intellectual property rights

We have patent protection on certain aspects of our technology and also rely on trade secret, copyright and trademark laws, as well as contractual provisions to protect our proprietary rights. We face the following risks:

O

we could incur substantial costs in defending us against claims of infringement of the intellectual property of others and such claims could, if they were to result in damage awards against us and in orders to pay for the use of previously unrecognized third-party intellectual property or in injunctions preventing us from continuing aspects of our business, have a material adverse effect on our business, financial condition and results of operations.

O

our protective measures may not be adequate to protect our proprietary rights;

O

other parties, including competitors with substantially greater resources, may independently develop or otherwise acquire equivalent or superior technology, and we may be required to pay royalties to license intellectual property of those parties;

O

patents may not be issued pursuant to our current or future patent applications, and patents issued pursuant to such applications or any patents we own or have licenses to use may be invalidated, circumvented or challenged;

O

the rights granted under any such patents may not provide competitive advantages to us or adequately safeguard and maintain our technology;

O

we could incur substantial costs in seeking enforcement of our patents against infringement or the unauthorized use of our trade secrets and proprietary know how by others; and

O

the laws of foreign countries in which our products are manufactured and sold may not protect our products and intellectual property rights to the same extent as the laws of Japan and the United States, and such laws may not be enforced in an effective manner.

Because our sales to overseas customers are denominated predominantly in U.S. dollars, we are exposed to exchange rate risks that could harm our results of operations

A significant portion of our overseas sales is denominated in currencies other than the Japanese yen, primarily the U.S. dollar. As a result, appreciation of the Japanese yen against the U.S. dollar will generally have a negative effect on our operating income and net income. In order to mitigate against this risk, in recent years we have attempted to offset a portion of our foreign currency revenue by matching the currency of revenue with the currency of expense. For example, if revenue for a particular product is in U.S. dollars, we attempt to purchase the supplies and resources used to produce that product in U.S. dollars. We also enter into forward exchange contracts to hedge portions of our transactional exposure to fluctuations in the value of foreign currencies as compared to the Japanese yen. Nevertheless, we remain exposed to the effects of foreign exchange fluctuations.

We rely on production in developing countries which may become politically or economically unstable in the future and face risks including any negative impacts of Severe Acute Respiratory Syndromes, or SARS, from international operations

We produce and sell a large percentage of our products at locations in the following developing countries: China, Thailand, Malaysia, Indonesia, the Philippines and Vietnam. In particular, we are growing increasingly reliant on our production bases in China where we continue to move manufacturing operations in order to take advantage of more competitive production and supply costs. These countries are still in the process of developing their economic, social and other infrastructures and are susceptible to various uncertainties. The political, social and economic situations of these countries may not continue to provide an environment in which we would be able to continue to manufacture our products cost-efficiently or at all. The governmental authorities of those areas may impose regulations or restrictions that would make it difficult, impractical or impossible, whether economically, legally or otherwise, for us to conduct our business there. Dependence on overseas production, even in under-developing countries, and managing international operations expose us to a number of additional risks associated with foreign commerce, including the following:

O

economic slowdown or downturn in the relevant industries in foreign markets;

O

international currency fluctuations;

O

general strikes or other disruptions in working conditions;

O

political instability;

O

trade restrictions or changes in tariffs;

O

the difficulties associated with staffing and managing international operations;

O

generally longer receivables collection periods;

O

unexpected changes in or imposition of new legislative or regulatory requirements;

O

relatively limited protection for intellectual property rights in some countries; and

O

potentially adverse taxes.

O

negative impact of SARS

We may become subject to more stringent environmental regulations in the future

Our operations and manufacturing processes are subject to a wide range of environmental laws and regulations in Thailand, the Philippines, Singapore, Japan, the United States and other countries in which we have production facilities. These regulations may become more stringent over time. In such a case, the amount of capital expenditures and other expenses which might be required to complete remedial actions and to continue to comply with applicable environmental laws could be significant, which would increase our cost of production and materially and adversely affect our business, financial condition and results of operations.

We rely on our founder, President and CEO, Mr. Shigenobu Nagamori, the loss of whom could have a material adverse effect on our business

Our continued success will depend to a significant extent on the efforts and abilities of our founder and current President and CEO, Mr. Shigenobu Nagamori. Mr. Nagamori is actively engaged in our management and determines our strategic direction, especially with regard to acquisition activity. While we are in the process of establishing a management structure designed to reduce our dependence on Mr. Nagamori, his sudden departure could have a material adverse effect on our operations, financial condition and operating results.

For our business to continue effectively, we will need to attract and retain qualified personnel

Our business depends on the continued employment of our senior management, engineering and other technical personnel, many of whom would be extremely difficult to replace. To maintain our current market position and support future growth, we will need to hire, train, integrate and retain significant numbers of additional highly skilled managerial, engineering, manufacturing, sales, marketing, support and administrative personnel. Competition worldwide for such personnel is extremely intense, and there can be no assurance that we and our affiliates will be able to attract and retain such additional personnel.

Lock up agreement

We have agreed with the coordinator to restrictions on any issuance or sale of shares of our common stock and securities with rights or obligations to acquire them (except such issuance or sale deriving from stock splits or stock option plans) for a period of 180 days after the date of the agreement with the coordinator regarding the Offering.

The coordinator has the authority to dissolve, or shorten the duration of the agreement in part or in whole. In case this lock-up agreement is cancelled, or after its duration period is over, the stated restrictions shall be automatically deemed invalid. On such occasions, we may issue new shares or sale additional shares and also issue securities convertible into our common stock. Any of these events may dilute your ownership interest in us and have an adverse impact on the price of our common stock.

Section 4 [Other Items]

The following items shall be specially included in the prospectus for the new share issue and share offering:

-The Company logo  will be inscribed on the cover page.

-Following the cover page, the contents “Corporate Profile,” “Corporate History,” “Trends in Key Management Indices,” “Business Conditions” and “Research and Development Activities” “Global Expansion” mentioned below will be printed in color.

-The following contents will be listed immediately preceding Part 1: Securities information:

1 [Share Price Performance, PER, and Trading Volume]

The following graphs show the performance (weekly basis) of the share price, PER and trading volume of the Company’s common stock at the Osaka Securities Exchange Co., Ltd. from May 28, 2001 to May 14, 2004:

Share price (yen)

 (Note) 1 - Each bar of the share price graph shows the weekly opening price, highest price, lowest price and closing price.

- The difference between the opening and closing prices is indicated by a box and the difference between the highest and lowest prices is indicated by a line.

- The box is white if the closing price is higher than the opening price, and black if the closing price is lower than the opening price.

2 The PER is determined using the following formula:

The closing price for the week
PER (times) =	---------------------------------------------------
Net income/loss per share

The net income per share (consolidated) in the financial statement for the year through March 2001 is used for the period from May 28, 2001 to March 31, 2002.

The net income per share (consolidated) in the financial statement for the year through March 2002 is used for the period from April 1, 2002 to March 31, 2003.

The net income per share (consolidated) in the financial statement for the year through March 2003 is used for the period from April 1, 2003 to March 31, 2004.

The net income per share (consolidated) in the unaudited financial statement for the year through March 2004 is used for the period from April 1, 2004 to May 14, 2004.

2 [Submission Status of the Report on Large-volume Shareholders, etc.]

The submission status of the report on the Company’s large-volume shareholders from November 28, 2003 to May 14, 2004 is as follows:

Name of submitting party (large-volume shareholders)	Date of reporting obligation	Date of submission	Type	Total number of shares held etc (shares)	Percentage of shares held (%)
Capital Guardian Trust Company	Oct. 31, ‘03	May 14, ‘04	Report on large-volume shareholders	2,084.300	3.27
Capital International Limited	Ditto	Ditto	Ditto	483,100	0.76
Capital International Inc	Ditto	Ditto	Ditto	818,600	1.28
Capital International S.A.	Ditto	Ditto	Ditto	25,900	0.04
Capital Guardian Trust Company	April 30, ‘04	May 14, ‘04	Report of change	1,920,200	2.95
Capital International Limited	Ditto	Ditto	Ditto	301,900	0.46
Capital International Inc	Ditto	Ditto	Ditto	494,300	0.76
Capital International S.A.	Ditto	Ditto	Ditto	33,600	0.05
The Bank of Tokyo-Mitsubishi, Ltd	April 30, ‘04	May 14, ‘04	Report of change	1,507,072	2.32
The Mitsubishi Trust and Banking Corporation	Ditto	Ditto	Ditto	1,188,261	1.83
Mitsubishi Securities Co., Ltd.	Ditto	Ditto	Ditto	180,136	0.28
Tokyo-Mitsubishi International plc	Ditto	Ditto	Ditto	68,986	0.11
Mitsubishi Trust Asset Management Co., Ltd.	Ditto	Ditto	Ditto	23,100	0.04
Tokyo-Mitsubishi Asset Management Ltd.	Ditto	Ditto	Ditto	69,130	0.11

(Note) 1. Capital Guardian Trust Company, Capital International Limited, Capital International Inc and Capital International S.A. are joint shareholders.

2. The Bank of Tokyo-Mitsubishi, Ltd, The Mitsubishi Trust and Banking Corporation, Mitsubishi Securities Co., Ltd., Tokyo-Mitsubishi International plc, Mitsubishi Trust Asset Management Co., Ltd. and Tokyo-Mitsubishi Asset Management Ltd. are joint shareholders.

1. The above-mentioned reports on large-volume shareholders are kept at the Kanto Local Finance Bureau and Kinki Local Finance Bureau, and copies of the reports are kept at the Tokyo Stock Exchange, Inc. and the Osaka Securities Exchange Co., Ltd., where the Company is listed, for the purpose of making them available for public inspection.

Part 2. [Reference information]

Section 1 [Reference information]

Please refer to the documents listed below regarding the items stated under Article 5, Paragraph 1, Item 2 of the Securities and Exchange Law, such as the condition of the company, business conditions, etc. The following documents have been disclosed via the Electronic Disclosure for Investors’ NETwork (EDINET) system in accordance with the disclosure stipulations under Article 27-30-2 of the Securities and Exchange Law.

1.  Financial report and accompanying documents

Business year: 30th (from April 1, 2002 to March 31, 2003)

Submitted to the Director, Kanto Local Finance Bureau on June 26, 2003

2.  Half-year report

Business year: Interim, 31st (from April 1, 2003 to September 30, 2003)

Submitted to the Director, Kanto Local Finance Bureau on December 19, 2003

3.  Provisional report

A provisional report was submitted to the Director, Kanto Local Finance Bureau on September 30, 2003 in accordance with Article 24-5, Paragraph 4 of the Securities and Exchange Law and also in accordance with Article 19, Paragraph 1 and Article 19, Paragraph 2, Item 1 of the Cabinet Order related to the disclosure of business contents, etc, following the submission of the financial report (1) and prior to the submission of this document (May 28, 2004). In addition, a provisional report was submitted to the Director, Kanto Local Finance Bureau on February 2, 2004 in accordance with Article 24-5, Paragraph 4 of the Securities and Exchange Law and also in accordance with Article 19, Paragraph 2, Item 3 of the Cabinet Order related to the disclosure of business contents, etc.

4.  Reissued report

Reissued reports (of the aforementioned provisional report submitted to the Director, Kanto Local Finance Bureau on September 30, 2003,) were submitted to the Director, Kanto Local Finance Bureau on October 1, 2003 and October 7, 2003 respectively in accordance with Article 24 – 5, Paragraph 5 of the Securities and Exchange Law.

Section 2  [Locations where the reference documents are available for public inspection]

NIDEC CORPORATION Head Office

(338 Tonoshiro-cho, Kuze, Minami-ku, Kyoto)

Tokyo Stock Exchange, Inc.

(2-1 Nihombashi Kabuto-cho, Chuo-ku, Tokyo)

Osaka Securities Exchange Co., Ltd.

(1-6-10 Kitahama, Chuo-ku, Osaka)

Part 3 [Information regarding companies for which the submitting company acts as guarantor, etc.]

No relevant items

Part 4 [Extraordinary Items]

Section 1 [Recent financial statements or financial documents of companies under guaranty and interlocking subsidiaries]

No relevant items

[Cover Page]

[Type of document submitted]	Securities registration statement
[Submitted to]	Director, Kanto Local Finance Bureau
[Date of submission]	May 28, 2004
[Company name]	Nihon Densan Kabushiki Kaisha
[English name]	NIDEC CORPORATION
[Name and title of the legal representative]	Shigenobu Nagamori,
President, CEO & Representative Director
[Headquarters address]	338 Tonoshiro-cho, Kuze, Minami-ku, Kyoto
[Telephone]	(075) 922-1111 (general number)
[Contact Person]	Hidetoshi Matsuhashi,
General Accounting Manage
[Nearest contact address]	338 Tonoshiro-cho, Kuze, Minami-ku, Kyoto
[Telephone]	(075) 922-1111 (general number)
[Contact Person]	Hidetoshi Matsuhashi,
General Accounting Manager
[Type of securities to be offered (sold) subject to registration]	Stock
[Value of securities to be offered (sold)]	Allotment to other parties: ¥8,364,750,000
(Note) The offering amount is an estimate based on the market value at the time of submission of the securities registration statement.
[Items regarding stabilization operation]	No relevant items
[Locations where the statement is available for public inspection]	Tokyo Stock Exchange, Inc. (2-1 Nihombashi Kabuto-cho, Chuo-ku, Tokyo) Osaka Securities Exchange Co., Ltd. (1-6-10 Kitahama, Chuo-ku, Osaka)

Part 1 [Securities information]

Section 1 [Offering memorandum]

1 [New Shares to be Issued]

Type	Number of shares to be issued
Common Stock	750,000 shares (Note) 2

(Note) 1. Based on the Board of Directors meeting held on May 28, 2004 (Friday).

2. This offering is an allocation of new shares to Mitsubishi Securities Co., Ltd in a third-party allotment (“third-party allotment”), in relation to the “sale of over-allotment shares” mentioned below. In addition to this third-party allotment, on May 28, 2004 (Friday), the Board of Directors of NIDEC CORPORATION (the “Company”) passed a resolution for the public offering of 750,000 shares (“public offering”). Upon the occasion of the public offering, Mitsubishi Securities Co., Ltd., who is the main underwriter of this offering, may borrow common stock from the Company’s shareholders, with the upper limit being 750,000 shares, and sell such shares (“sale of over-allotment shares”), taking demand into consideration. This third-party allotment is conducted to facilitate acquisition by Mitsubishi Securities Co., Ltd. of the shares necessary to return the shares borrowed from the shareholders (“borrowed shares”) upon sale of the over-allotment shares. On May 28, 2004 (Friday), the Company submitted the Securities registration statement regarding the public offering and third-party allotment to the director of the Kanto Local Finance Bureau.

In addition, in returning the shares borrowed from the shareholders of the Company, Mitsubishi Securities Co., Ltd. may buy the Company’s common stock on the Osaka Securities Exchange Co., Ltd. (“syndicate cover transaction), with the upper limit of shares being the same as the over-allotment shares, during the period starting from the day after the last day of the subscription period for the public offering and sale of over-allotment shares, and ending three business days before the payment date (“syndicate cover transaction period”) stated below in “2 - Method and Conditions of Share Offering (2) Conditions of offering.” All shares that Mitsubishi Securities Co., Ltd. obtains through the syndicate cover transaction will be used to return the borrowed shares. During the syndicate cover transaction period, Mitsubishi Securities Co., Ltd., at its own discretion, may elect not to conduct any syndicate cover transaction or may terminate the transaction without having obtained the number of shares required for the sale of over-allotment shares.

Furthermore, Mitsubishi Securities Co., Ltd. may carry out the stability operation transaction along with the public offering and sale of over-allotment shares, and all or part of the shares of the Company’s common stock acquired through such stability operation transaction may be allocated to the return of the borrowed shares.

Regarding the number of shares remaining after deducting the shares acquired in the stability operation transaction and syndicate cover transaction and those  used to return the borrowed shares from the shares for sale of over-allotment shares, Mitsubishi Securities Co., Ltd. is expected to accept the third-party allotment and acquire those shares. Therefore, the subscription may not take place for all or part of the issued shares and hence, due to forfeiture of rights, this may result in a decrease in the number of shares issued in the third-party allotment or may result in no shares being issued at all.

2 [Method and Conditions of Share Offering]

(1) [Method of offering]

Type	Number of shares to be issued	Total issue value (yen)	Total amount of capitalization (yen)
Allotment to shareholders	-	-	-
Allotment to other parties	750,000 shares (Note) 1	8,364,750,000(Note) 2	4,182,375,000(Note) 3
Public offering	-	-	-
Total (total number of shares to be issued)	750,000 shares	8,364,750,000	4,182,375,000

(Note) 1. As stated in (Note) 2 of “1 - New Shares to be Issued” above, the number of shares issued may decrease or the issue itself may be cancelled.

2. The total amount of the issue value is an estimate based on the market price at the time of submission of the securities registration statement.

3. Total amount to be capitalized is an estimate determined on the prerequisite that one half of the total amount of the issue value (estimate) will be capitalized.

4. Based on the third-party allotment method. The following is the relationship, etc., between the Company and the party to which the shares are to be allotted.

Name of allottee	Mitsubishi Securities Co., Ltd.
Number of shares to be allotted	750,000 shares
Paid-in amount	¥8,364,750,000 (Note) 1
Description of Allotee	Address of headquarters	4-1 Marunouchi 2-Chome, Chiyoda-ku, Tokyo
Name of legal representative	Kane Koichi, President
Common stock	65,254 million yen
Business description	Securities business
Major shareholders

The Bank of Tokyo-Mitsubishi, Ltd.            52.31%

Toyota Motor Corp.                            5.90%

The Mitsubishi Trust and Banking Corporation  4.05%

Japan Trustee Services Bank, Ltd.              2.58%

The Master Trust of Japan, Ltd.                2.54%

Nippon Life Insurance Company                2.23%

Trust & Custody Services Bank, Ltd.            1.23%

Daido Life Insurance Company                 1.22%

UFJ Trust Bank Limited                       1.21%

State Street Bank and Trust Company 505025   1.09%

(Standing proxy: Kabutocho Settlement & Clearing Services Division, Mizuho Corporate Bank, Ltd.)

Relationship to the Company	Equity relationship	Number of shares of the allottee’s stock held by the Company	-
Number of shares of the Company’s stock held by the allotee	11,500 shares
Business relationship	The principal underwriter of the public offering
Personnel relationship	-
Notes regarding shareholdings	-

(Note) 1. The paid-in amount is an estimate based on the market price at the time of the submission of the securities registration statement.

2. Equity relationship as of Sept. 30, 2003 (Tuesday).

(2) [Conditions of offering]

Issue price (yen)	Amount to be capitalized	Subscription unit	Subscription period	Advances on subscription (yen)	Date of payment
To be determined (Note) 1	To be determined (Note) 1	100 shares	July 16, 2004 (Friday) (Note) 2	To be determined (Note) 1	July 20, 2004 (Tuesday) (Note) 2
Note regarding subscription warrant			No relevant items

(Note) 1. The issue price and amount of capitalization are the same as the issue value and amount of capitalization in the public offering to be decided on any one of the days between June 9, 2004 (Wednesday) and June 14, 2004 (Monday). The amount of advances on the subscription is the same as the issue price.

2. The subscription period and date of payment have been unofficially determined as outlined above, and the official decision will be made on the date the issue price is determined. The aforementioned subscription period and date of payment may be brought forward if the subscription period for the public offering is brought forward. The subscription period is the 30th calendar day from the day after the last date of the subscription period for the public offering and sale of over-allotment shares (the business day prior if the 30th day does not fall on a business day) and the date of payment is the next business day following the subscription date, meaning that, if they are brought forward to the maximum permissible extent, the subscription period will be “July 14, 2004 (Wednesday)” and the date of payment will be “July 15, 2004 (Thursday).”

3. The starting date for dividend accrual for the newly issued shares is April 1, 2004 (Thursday).

4. In this third-party allotment, all the shares are allocated to Mitsubishi Securities Co., Ltd. and no shares will be made available for public offering.

5. Mitsubishi Securities Co., Ltd. will subscribe to the number of shares stated in (Note) 2 of “1 - New Shares to be Issued” and shares not subscribed will be forfeited.

6. The method of subscription shall comprise the submission of a stock subscription certificate along with the advance on the subscription to the institution that is handling the subscription (mentioned below) within the subscription period.

7. The advances on the subscription will be appropriated for payment for the newly issued shares on the date of payment.

8. The advances on the subscription are not subject to interest.

(3) [Institution Handling the Subscription]

 Same as the below-mentioned institution handling payment

(4) [Institution Handling Payment]

Name of institution	Address
The Bank of Tokyo-Mitsubishi, Ltd. Kyoto Branch	159-1, Doujishacho Karasuma-Nishiiru Ayanokojidori Shimogyo-ku Kyoto
The Bank of Kyoto, Ltd. Head Office	700, Yakushimae-cho, Karasuma-dori, Matsubara-Agaru, Shimogyo-ku, Kyoto
The Shiga Bank, Ltd. Kyoto Branch	630, Suiginya-cho, Shijo, Sagaru, Karasuma-dori, Shimogyo-ku, Kyoto

3 [Underwriting of Stock]

   No relevant items

4 [Use of the Proceeds from the New Share Issue]

(1) [Amount of proceeds from the new share issue]

Total paid-in amount (million yen)	Estimated expenses associated with the issue (million yen)	Estimated net proceeds (million yen)
8,364(Note) 1	43(Note) 2	8,321

(Note) 1. The total paid-in amount is an estimate based on the market price at the time of the submission of the securities registration statement.

2. The estimate for expenses associated with the issue does not include consumption tax, etc.

(2) [Use of the proceeds from the new share issue]

   Out of the estimated net proceeds of as much as 63,799 million yen, which equals the sum of the above-mentioned estimated net proceeds of 8,321 million yen plus estimated net proceeds of 55,478 yen from the public offering resolved on the same day as the third-party allotment, 2,649 million yen will be appropriated for capital investment for the Company, 38,351million yen will be appropriated for capital investment for its group companies and the remainder will be appropriated for the repayment of loans.

   The following are the funds plan for capital expenditures of the Company and its group companies as of April 30, 2004.

Company name	Address	Business segment	Contents of fixed assets	Amount (¥ million)	Financing method	Time of commence- ment and expected completion	Added production capacity planned
Nidec Corporation	Kyoto, Japan	Small precision motors mid-size motors, Machinery and Others	Research facilities for small precision DC motors and mid-size motors	Total 2,696 Paid 47	Capital increase	Start: Oct., 2003 Completion: Mar., 2005	-
Nidec Electronics (Thailand) Co., Ltd.(2)	Ayutthaya, Thailand	Small precision motors	Manufacturing equipments for small precision DC motors	Total 6,754 Paid -	(1)	Start: Apr., 2004 Completion: Mar., 2007	-
Nidec (Zhejiang) Co., Ltd.	Pinghu, Zhejiang, China	Small precision motors	Manufacturing equipments for small precision DC motors	Total 1,161 Paid -	(1)	Start: Apr., 2004 Completion: Mar, 2006	-
Nidec Philippines Corporation (2)	Laguna, Philippines	Small precision motors	Manufacturing equipments for small precision DC motors	Total 7,937 Paid -	(1)	Start: Apr., 2004 Completion: Mar., 2007	-
Nidec (Dalian) Co., Ltd.(2)	Dalian, China	Small precision motors	Manufacturing equipments for small precision DC motors and small precision FAN motors	Total 1,890 Paid -	(1)	Start: Apr., 2004 Completion: Mar., 2007	-
Nidec Shibaura Corporation (2)	Obama, Fukui, Japan	Small precision motors and Mid-size motors	Manufacturing equipments for mid-size motors	Total 4,488 Paid -	(1)	Start: Apr., 2004 Completion: Mar., 2007	-
Nidec Powermoter Corporation (2)	Iizuka, Fukuoka, Japan	Mid-size motors	Manufacturing equipments for mid-size motors	Total 741 Paid -	(1)	Start: Apr., 2004 Completion: Mar, 2005	-
Nidec Tosok Corporation (2)	Zama, Kanagawa, Japan	Small precision motors, Machinery and Others	Construction of new head office and equipments	Total 5,946 Paid -	(1)	Start: Feb., 2003 Completion: Mar., 2005	-
Nidec- Shimpo Corporation (2)	Nagaokakyo, Kyoto, Japan	Machinery	Manufacturing equipments for power transmission equipments	Total 1,898 Paid -	(1)	Start: Apr., 2004 Completion: Mar., 2005	-
Sankyo Seiki Mfg. Co., Ltd.(2)	Suwa, Nagano, Japan	Small precision motors, Machinery and Others	Manufacturing equipments and research equipments	Total 6,260 Paid -	(1)	Start: Apr., 2004 Completion: Mar., 2006	-
Nidec System Engineering (Zhejiang) Corporaion	Pinghu, Zhejiang, China	Machinery and Others	Machine tools and measuring machines	Total 450 Paid -	(1)	Start: Apr., 2004 Completion: Mar., 2007	-
NTN-Nidec (Zhejiang) Corporaion	Pinghu, Zhejiang, China	Small precision motors	Manufacturing equipments	Total 1,974 Paid -	(1)	Start: Apr., 2004 Completion: Mar., 2007	-

(Note) 1. All of the above-mentioned capital increase is part of the proceeds from this capital increase by public offering and third-party allotment of new shares at market price.

2. The investment plan above contains the amount projected by the companies Nidec's respective consolidated subsidiaries include in their scope of consolidation

Section 2 [Sale Memorandum]

          No relevant items

Section 3 [Other Items]

          No relevant items

Part 2. [Reference information]

Section 1 [Reference information]

Please refer to the documents listed below regarding the items stated under Article 5, Paragraph 1, Item 2 of the Securities and Exchange Law, such as the condition of the company, business conditions, etc. The following documents have been disclosed via the Electronic Disclosure for Investors’ NETwork (EDINET) system in accordance with the disclosure stipulations under Article 27-30-2 of the Securities and Exchange Law.

1.  Financial report and accompanying documents

Business year: 30th (from April 1, 2002 to March 31, 2003)

Submitted to the Director, Kanto Local Finance Bureau on June 26, 2003

2.  Half-year report

Business year: Interim, 31st (from April 1, 2003 to September 30, 2003)

Submitted to the Director, Kanto Local Finance Bureau on December 19, 2003

3.  Provisional report

A provisional report was submitted to the Director, Kanto Local Finance Bureau on September 30, 2003 in accordance with Article 24-5, Paragraph 4 of the Securities and Exchange Law and also in accordance with Article 19, Paragraph 1 and Article 19, Paragraph 2, Item 1 of the Cabinet Order related to the disclosure of business contents, etc, following the submission of the financial report (1) and prior to the submission of this document (May 28, 2004). In addition, a provisional report was submitted to the Director, Kanto Local Finance Bureau on February 2, 2004 in accordance with Article 24-5, Paragraph 4 of the Securities and Exchange Law and also in accordance with Article 19, Paragraph 2, Item 3 of the Cabinet Order related to the disclosure of business contents, etc.

4.  Reissued report

Reissued reports (of the aforementioned provisional report submitted to the Director, Kanto Local Finance Bureau on September 30, 2003) were submitted to the Director, Kanto Local Finance Bureau on October 1, 2003 and October 7, 2003 respectively in accordance with Article 24 – 5, Paragraph 5 of the Securities and Exchange Law.

Section 2  [Locations where the reference documents are available for public inspection]

NIDEC CORPORATION Head Office

(338 Tonoshiro-cho, Kuze, Minami-ku, Kyoto)

Tokyo Stock Exchange, Inc.

(2-1 Nihombashi Kabuto-cho, Chuo-ku, Tokyo)

Osaka Securities Exchange Co., Ltd.

(1-6-10 Kitahama, Chuo-ku, Osaka)

Part 3 [Information regarding companies for which the submitting company acts as guarantor, etc.]

No relevant items

Part 4 [Extraordinary Items]

Section 1 [Recent financial statements or financial documents of companies under guaranty and interlocking subsidiaries]

No relevant items

Documentation of compliance with the usage-eligibility requirements under the “Reference Method”

Nidec Corporation Chairman, President and CEO Shigenobu Nagamori

1. We have continuously submitted annual reports.

2. Our shares are listed on the Osaka Securities Exchange and the Tokyo Stock Exchange.

3. Average aggregate market value of the outstanding shares over three years is at least 25 million yen.

Average aggregate market value of the outstanding shares over three years is ¥572.78 million

(Reference)

Aggregate market value as of April 30, 2004

The closing price on the Osaka Securities Exchange ¥11,910 x outstanding shares 65,018

= ¥774.36 million

Aggregate market value as of April 30, 2003

The closing price on the Osaka Securities Exchange ¥6,290 x outstanding shares 63,574

= ¥399.88 million

Aggregate market value as of April 30, 2002

The closing price on the Osaka Securities Exchange ¥8,560 x outstanding shares 63,564

= ¥544.1 million

Corporate Profile

1. THE NIDEC GROUP

The Nidec Group is comprised of Nidec Corporation (“Nidec”) and 89 consolidated subsidiaries, with operations in the following four business segments: Small precision motors, Mid-size motors, Machinery and Other, which includes components for automobiles and pivot assemblies. The principal business activities in each of these segments are carried out both domestically and overseas in the areas of product development, manufacturing and sales.

2. Financial highlights

(1) Consolidated Financial Highlight (¥ Million except per share amount, % and the number of employees)

	Fiscal year ended March 31,
	1999	2000	2001	2002	2003
Sales (Note 1)	132,594	138,504	249,238	281,069	298,641
Recurring income	12,018	10,574	18,795	17,658	17,816
Net income	5,674	6,079	9,956	6,461	6,485
Shareholders’ equity	68,303	77,483	82,175	89,551	90,142
Total assets	148,973	161,308	305,677	299,013	305,318
Net assets per share (Note 2 and 3)	2,167.55	2,442.59	1,293.10	1,408.87	1,416.14
Net income per share (common) (Note 2 and 3)	183.01	192.18	163.65	101.67	100.08
Net income per share (diluted) (Note 2 and 3)	176.57	180.37	154.86	97.09	95.66
Shareholders’ equity / total assets	45.8%	48.0%	26.9%	29.9%	29.5%
Earnings on equity	8.9%	8.3%	12.5%	7.5%	7.2%
Price-earnings ratio	79.8	48.4	33.6	84.1	66.7
Net cash provided by operating activities	-	12,551	17,073	28,758	29,224
Net cash used in investing activities	-	(6,867)	(4,897)	(25,155)	(29,168)
Net cash used in or provided by financing activities	-	(837)	5,138	(3,664)	(2,717)
Cash and cash equivalents at end of period	29,642	32,780	51,925	53,586	49,315
Number of employees	-	13,337	30,147	35,115	40,932
(Add temporary workers)		(4,183)	(4,677)	(5,162)	(5,632)

Note (1) Consumption taxes are excluded from sales amount.

(2) Calculated using the average number of shares outstanding for the period (excluding shares held by Nidec Corporation) All per share amounts have been restated to reflect the retroactive effect of the 2 for 1 stock split that took effect on May 19, 2000.

(3) Net asset per share and Net income per share (common, diluted) are represented pursuant to Japanese new regulation from the period ended March 31, 2003.

(2) Non-consolidated (¥ Million except dividend per share, % and the number of employees)

	Fiscal year ended March 31,
	1999	2000	2001	2002	2003
Sales (Note 1)	106,053	98,117	99,605	124,884	129,164
Recurring income	11,278	7,087	8,336	11,242	7,252
Net income	6,393	5,178	5,421	7,316	4,965
Capital	25,539	26,357	26,454	26,468	26,485
Common stock outstanding (thousand)	31,513	31,722	63,549	63,563	63,574
Shareholders’ equity	67,727	74,691	78,941	84,624	88,039
Total assets	129,438	130,113	154,285	165,253	168,871
Net assets per share (Note 3)	2,149.18	2,354.56	1,242.21	1,331.35	1,383.93
Dividend per share (Note 2)	30	30	20	25	25
(Interim Dividend)	(15)	(15)	(7.50)	(15)	(10)
Net income per share (common) (Note 3)	206.20	163.71	89.12	115.11	77.04
Net income per share (diluted) (Note 3)	199.68	156.03	84.97	109.80	73.89
Shareholders’ equity / Total assets	52.3%	57.4%	51.2%	51.2%	52.1%
Earnings on equity	10.2%	7.3%	7.1%	8.9％	5.8%
Price-earnings ratio	70.8	56.8	61.7	74.3	86.7
Dividend payout ratio	14.7%	18.3%	22.4%	21.7%	32.5%
Number of employees	1,191	909	939	966	1,099
(Add temporary worker) (Note 4)	(-)	(77)	(41)	(219)	(172)

Note (1) Consumption taxes are excluded from sales amount.

(2) Dividend for the period ended March 31, 2002 includes ¥5 of commemorative dividend related to the listing on New York Stock Exchange.

(3) Nidec’s own sharers are treated as a deductive item from equity from the period ended March 31, 2002.  Net asset per share and Net income per share (common, diluted) is calculated by deducting own shares from common stock outstanding.

(4) The number of employees is based on the actually worked employees effective from the period ended March 31, 2000.

(5) Net asset per share and Net income per share (common, dilited) are represented pursuant to Japanese new regulation from the period ended March 31, 2003.

CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

1) Consolidated Balance Sheets

Assets
	Japanese yen (Millions)
	March 31		March 31		Increase (decrease)
	2004		2003
	Amount	%	Amount	%
Current assets:
Cash and bank deposits	¥74,487		¥49,491		¥24,996
Notes and accounts receivable	117,896		80,144		37,752
Marketable securities	217		266		(49)
Inventories	42,262		24,298		17,964
Deferred income taxes	2,778		4,144		(1,366)
Other current assets	8,906		10,176		(1,270)
Allowance for doubtful accounts	(624)		(550)		(74)
Total current assets	245,925	56.7	167,972	55.0	77,953
Fixed assets:
Property, plant and equipment	138,610	32.0	112,484	36.9	26,126
Buildings and structures	38,131		35,372		2,759
Machinery and vehicles	41,806		34,419		7,387
Tools, furniture and fixtures	14,564		11,541		3,023
Land	36,726		28,691		8,035
Construction in progress	7,383		2,459		4,924
Intangible assets	24,866	5.7	9,174	3.0	15,692
Goodwill	24,071		8,402		15,669
Others	794		771		23
Investments and other assets	24,303	5.6	15,673	5.1	8,630
Investment securities	15,472		7,342		8,130
Deferred income taxes	4,016		4,608		(592)
Others	5,560		4,374		1,186
Allowance for doubtful accounts	(745)		(651)		(94)
Total fixed assets	187,779	43.3	137,332	45.0	50,447
Deferred charges	0	0.0	13	0.0	(13)
Total assets	¥433,706	100.0	¥305,318	100.0	¥128,388

Liabilities and Shareholders’ Equity
	Japanese yen (Millions)
	March 31		March 31		Increase (decrease)
	2004		2003
	Amount	%	Amount	%
Current liabilities:
Notes and accounts payable	¥83,961		¥53,113		¥30,848
Short-term borrowings	86,944		65,496		21,448
Current portion of long-term debt	1,650		3,349		(1,699)
Current portion of convertible Bonds	-		5,027		(5,027)
Income taxes payable	3,790		3,045		745
Deferred income taxes	48		0		48
Accrued bonus to employees	4,670		3,325		1,345
Other current liabilities	23,489		19,129		4,360
Total current liabilities	204,554	47.2	152,485	49.9	52,069
Non-current liabilities:
Corporate bonds	30,000		-		30,000
Convertible bonds	9,274		9,279		(5)
Long-term debt	3,008		5,187		(2,179)
Deferred income taxes	2,730		1,192		1,538
Accrued severance and benefit costs	25,701		9,081		16,620
Accrued retirement benefit to directors	1,921		1,255		666
Others	2,524		811		1,713
Total non-current liabilities	75,161	17.3	26,807	8.8	48,354
Total liabilities	279,716	64.5	179,293	58.7	100,423
Minority interests	49,308	11.4	35,882	11.8	13,426
Shareholders’ equity:
Common stock	28,994	6.7	26,485	8.7	2,509
Additional paid-in capital	32,378	7.4	26,360	8.6	6,018
Retained earnings	53,639	12.4	44,282	14.5	9,357
Land revaluation reserve	(701)	(0.2)	(701)	(0.2)	-
Net unrealized loss on securities	1,966	0.4	(561)	(0.2)	2,527
Foreign currency translation adjustment	(11,473)	(2.6)	(5,656)	(1.9)	(5,817)
Treasury stock	(123)	(0.0)	(65)	(0.0)	(58)
Total shareholders’ equity	104,681	24.1	90,142	29.5	14,539
Total liabilities and shareholders’ equity shareholders’ equity	¥433,706	100.0	¥305,318	100.0	¥128,388

2) Consolidated Statements of Income

	Japanese yen (Millions)
	March 31,				Increase or decrease	2004/ 2003%
	2004		2003
	Amount	%	Amount	%
Net sales	¥329,003	100.0	¥298,641	100.0	¥30,362	110.2
Cost of sales	256,879	78.1	238,851	80.0	18,028	107.5
Gross profit	72,123	21.9	59,789	20.0	12,334	120.6
Selling, general and administrative expenses	41,044	12.5	36,928	12.3	4,116	111.1
Amortization of goodwill	3,531		3,320		211
Operating income	31,078	9.4	22,861	7.7	8,217	135.9
Other income	1,851	0.6	2,060	0.7	(209)	89.9
Interest income	243		324		(81)	75.0
Dividend income	219		229		(10)	95.6
Other	1,388		1,506		(118)	92.2
Other expenses	9,253	2.8	7,105	2.4	2,148	130.2
Interest expenses	728		897		(169)	81.2
Equity in loss of affiliates	1,946		110		1,836	1,769.1
Loss on write off of inventories	1,478		1,453		25	101.7
Foreign exchange loss, net	3,339		3,538		(199)	94.4
Other	1,760		1,105		655	159.3
Recurring profit	23,676	7.2	17,816	6.0	5,860	132.9
Extraordinary gains	2,440	0.7	211	0.1	2,229	1,156.4
Gain on sale of fixed assets	205		102		103	201.0
Gain on sale of marketable securities	472		-		472	-
Gain on sale of investment in affiliates	2		34		(32)	5.9
Equity in earnings (losses) of affiliates	191		32		159	596.9
Gain on reversal of allowance for doubtful accounts	93		32		61	290.6
Gain on reversal of allowance for retirement	459		-		459	-
Gain on return of substitutional portion of governmental welfare pension program	972		-		972	-
Other	44		9		35	488.9
Extraordinary losses	3,308	1.0	5,315	1.8	(2,007)	62.2
Loss on disposal of property, plant and equipment	1,344		1,266		78	106.2
Loss on write-down of investment securities	6		1,255		(1,249)	0.5
Recognition of unrecognized net transition obligation	1,207		1,462		(255)	82.6
Relocation of headquarters and laboratory	316		-		316	-
Lump sum license fee	-		975		(975)	-
Other	433		354		79	122.3
Income before income taxes and minority interests	22,809	6.9	12,712	4.3	10,097	179.4
Income taxes (Current)	6,994	2.1	5,035	1.7	1,959	138.9
Income taxes (Deferred)	604	0.2	(1,114)	(0.4)	1,718	(54.2)
Minority interests in subsidiaries	3,761	1.1	2,305	0.8	1,456	163.2
Net income	¥11,448	3.5	¥6,485	2.2	¥4,963	176.5

3) Consolidated Statements of Retained Earnings

	Japanese yen (Millions)
	March 31		Increase (decrease)
	2004	2003
Retained earnings at beginning of year	¥44,282	¥39,134	¥5,148
Increase resulting from increase in consolidated subsidiaries	1	32	(31)
Increase resulting from reversal of land revaluation reserve	-	1	(1)
Decrease in retained earnings	2,092	1,371	721
Dividend payments	1,909	1,271	638
Bonuses to directors	128	99	29
Decrease resulting from increase in consolidated subsidiaries	3	-	3
Decrease resulting from decrease in consolidated subsidiaries	50	0	50
Net income	11,448	6,485
Retained earnings at end of year	¥53,639	¥44,282	¥9,357

4) Consolidated Statements of Cash Flows

	Japanese yen (Millions)
	Year ended March 31,		Increase (decrease)
	2004	2003
Cash flows from operating activities:
Net income before income taxes and minority interests	¥22,809	¥12,712	10,096
Depreciation	16,365	15,138	1,227
Amortization of goodwill	3,293	3,070	223
Provision for doubtful accounts	(1,123)	105	(1,229)
Accrued severance and benefit cost	(436)	1,433	(1,870)
Provision for bonuses	296	163	132
Interest and dividend income	(462)	(554)	91
Interest expenses	728	897	(168)
Exchange (gain) loss	1,921	443	1,477
Equity in loss of affiliates	1,946	110	1,836
Loss(Gain) on sales of property, plant and equipment	(126)	30	(156)
Loss on disposal of property, plant and equipment	1,265	1,134	131
Loss on write-down of investment in securities	6	1,255	(1,249)
Decrease(increase) in notes and accounts receivable	(12,833)	(6,839)	(5,993)
Decrease(increase) in inventories	(5,218)	(405)	(4,812)
Increase (decrease) in notes and accounts payable	11,207	9,154	2,052
Other, net	1,608	(1,421)	3,029
Sub-total	41,248	36,430	4,818
Interest and dividend income received	457	557	(99)
Interest expenses paid	(741)	(1,119)	378
Income taxes paid	(6,730)	(6,642)	(87)
Net cash provided by operating activities	34,234	29,224	5,009
Cash flows from investing activities:
Increase in time deposits	(839)	(166)	(673)
Decrease in time deposits	579	319	259
Payments for purchase of marketable securities	(61)	(186)	124
Proceeds from sales of marketable securities	155	157	(1)
Payments for purchase of property, plant and equipment	(27,163)	(25,806)	(1,357)
Proceeds from sales of property, plant and equipment	722	516	205
Payments for purchase of investments in securities	(2,189)	(557)	(1,632)
Proceeds from sale of investments in securities	1,423	120	1,302
Proceeds from sale of investments in affiliated companies	194	9	185
Payments for purchase of investments in affiliated companies	(6,528)	(2,895)	(3,633)
Payments for additional investments in newly subsidiaries, net of cash acquired	(10,447)	-	(10,447)
Proceeds from sale of investments in subsidiary excluded from consolidation	-	11	(11)
Disbursement of loan receivables	(689)	(275)	(414)
Collection of loan receivables	1,627	179	1,447
Other	(373)	(597)	223
Net cash used in investing activities	(43,591)	(29,168)	(14,422)
Cash flows from financing activities:
Increase in short-term borrowings	13,583	8,872	4,710
Issuance of long-term debt	-	5,552	(5,552)
Payments of long-term debt	(4,794)	(5,599)	804
Issuance of common stock to minority interests	460	273	186
Dividends paid	(1,909)	(1,271)	(638)
Payment of dividends to minority interests	(767)	(656)	(110)
Redemption of long-term debt	-	(9,832)	9,832
Proceeds from issuance of corporate bonds	30,872	-	30,872
Other	(57)	(56)	(1)
Net cash provided by (used in) financing activities	37,386	(2,717)	40,103
Effect of exchange rate changes on cash and cash equivalents	(3,813)	(2,752)	(1,060)
Net increase in cash and cash equivalents	24,216	(5,413)	29,630
Cash and cash equivalents at beginning of year	49,315	53,586	(4,270)
Increase in cash and cash equivalents of the subsidiaries newly included	71	1,142	(1,071)
Cash and cash equivalents at end of year	¥73,603	¥49,315	¥24,287

BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

1. Scope of consolidation:

(1) Number of consolidated subsidiaries: 89

Major consolidated subsidiaries:

Sankyo Seiki Mfg. Co., Ltd., Nidec Copal Corporation, Nidec Tosok Corporation, Nidec Copal Electronics Corporation, Nidec-Read Corporation, Nidec-Shimpo Corporation, Nidec America Corporation, Nidec Singapore Pte. Ltd., Nidec Electronics (Thailand) Co., Ltd., Nidec Philippines Corporation, Nidec (Dalian) Limited

(Newly consolidated: 36, Excluded from consolidation: 2)

Newly established: 5

Nidec Power Motor (Shanghai) International Trading Co., Ltd., Nidec-Shimpo (Shanghai)

International Trading Co., Ltd., Nidec Shibaura (H.K.) Limited , Nidec Steel Products (Zhejiang) Co., Ltd. and Nidec-Shimpo (Zhejiang) Corporation

Increased in consolidation because Nidec Corporation’s share of ownership and voting rights increased: 26

Nidec Subic Philippines Corporation, Sankyo Seiki Mfg. Co., Ltd., Nissin Kohki Co.,Ltd., Sankyo precision (Malaysia) Sdn. Bhd., Sankyo Seiki (Fuzhou) Co., Ltd., Sankyo Seiki (Hong Kong) Co., Ltd., Sankyo Seiki (Singapore) Pte., Ltd.，Sankyo Ryutsu Kogyo Co., Ltd., and others.

Newly consolidated because of being material as a whole: 5

Nidec Total Service (ZheJiang) Corp., Nidec Copal Electronics (ZheJiang) Co., Ltd., Nidec Tosok (Shanghai) Co., Ltd., Nidec Copal Electronics (Korea) Co.,Ltd. and Nemicon Noise Corporation

Excluded from consolidation: 2

Excluded from consolidation because of liquidation: 1

Shimpo-Ceramics Corporation

Excluded from consolidation because of importance’s depreciation:1

M.C. Engineering Co.,Ltd.

(2) Major non-consolidated subsidiaries:

Copal Research & Development Co., Ltd.

Reason for excluded from consolidation:

Non-consolidated subsidiaries, either small in scale, or not having a significant impact on total assets, net sales, net income, retained earnings (proportionate amount of ownership), are not included in the consolidated financial statements.

2. Application of the equity method:

(1) Non-consolidated subsidiary and affiliates accounted for by the equity method

Non-consolidated subsidiary accounted for by the equity method: 1

Sankyo Seiki Mfg., (Europe) G.m.b.H.

Number of affiliates accounted for by the equity method: 6

Nidec Development Philippines Corporation, Orientec Corporation, Advance -Probe Co.,Ltd., NTN-Nidec (Zhejiang) Corporation, Copal Yamada Corporation and SCD Co.Ltd

Newly accounted for by the equity method: 3, Excluded from accounting for by the equity method: 2

Newly established: 1

Copal Yamada Corporation

Newly accounted for by the equity method because of being material as a whole: 1

NTN-Nidec (Zhejiang) Corporation

Increased in accounted for by the equity method because Nidec Corporation’s share of ownership and voting rights increased: 1

SCD Co.Ltd

Excluded from accounted for by the equity method because Nidec Corporation’s share of ownership and voting rights were lowered: 2

Nidec Johnson Electric Corporation, Nidec Johnson Electric (Hong Kong) Limited

(2) Non-consolidated subsidiaries (Copal Research & Development Co., Ltd and others), not having any significant impact on interim consolidated net income and retained earnings and being immaterial as a whole, are not accounted for by the equity method.

(3) Those companies accounted for by the equity method with closing dates different from March 31 use financial statements with those different dates for consolidation.

3. Matters concerning closing dates of consolidated subsidiaries:

The closing date for Nidec (ZheJiang) Corporation and twenty four other consolidated subsidiaries is December 31.

The closing date for Nidec Power Motor Corporation and its subsidiary is March 20

The colsing date for Nidec America Corporation is March 28.

With regard to Nidec (ZheJiang) Corporation, Nidec (DongGuan) Ltd., Nidec Shibaura (ZheJiang) Corporation, Nidec (Shanghai) International Trading Co., Ltd., Nidec Copal Electronics (ZheJiang) Co., Ltd. , Nidec-Shimpo (Shanghai) International Trading Co., Ltd., Sankyo Seiki (Shanghai) Co., Ltd., Sankyo Electronics (Shaoguan) Co., Ltd. , Sankyo Seiki (Shenzhen) Co., Ltd. however, the closing date of their financial statements is adjusted to March 31 for coordination with the consolidated statements. Other companies use their original closing dates for the financial statements. (Any significant transaction that occurs between the closing dates is adjusted for consolidation.)

4. Significant accounting standards

(1) Valuation method of major assets

1) Securities

Held-to-maturity securities:

Amortized cost method

Other securities with fair value:

Stated at fair value based on market price at end of the period (year ended March 31, 2003). (Both unrealized gains and losses are reported as net unrealized losses on securities. The cost of other securities sold is computed using the moving average method.)

Other securities not practicable to fair value:

Stated at cost determined using the moving average method

2) Derivatives:

Stated at fair value

3) Inventories:

Nineteen consolidated companies, including Nidec Corporation, Nidec Singapore Pte. Ltd., Nidec Electronics (Thailand) Co., Ltd. and Nidec (Dalian) Limited: Stated at the lower of cost or market method with cost determined using the moving average method

Twenty-eight consolidated subsidiaries, including Nidec Copal Corporation, Nidec Copal Electronics Corporation, Nidec Shibaura Corporation: Stated at the lower of cost or market method with cost determined using the average method

Twenty-six consolidated subsidiaries, including Sankyo Seiki Mfg. Co., Ltd. , Nidec-Shimpo Corporation and Nidec America Corporation: Stated at the lower of cost or market method with cost determined using the first-in, first-out method

Nidec Power Motor Corporation and five other consolidated subsidiaries: Stated at the lower of cost or market method with cost determined using the specific identification method

Nidec Tosok Corporation: Stated at the lower of cost or market method with cost determined using the average method or specific identification method

Nidec Taiwan Corporation and one other consolidated subsidiary: Stated at the lower of cost or market method with cost determined using the weighted average method

Nidec Total Service Corporation and three other consolidated subsidiaries: Stated at the lower of cost or market method with cost determined using the last purchase price method

(2) Method of depreciation of major depreciable assets

1. Property, plant and equipment

Nidec Corporation and its domestic subsidiaries are computed based on the declining-balance method except for buildings purchased after April 1, 1998 for which the straight-line method is applied. Overseas consolidated subsidiaries are principally computed based on the straight-line method.

2. Intangible fixed assets

Amortization of intangible fixed assets are computed based on the straight-line method. With respect to the software for internal use, amortization is computed on the straight-line method on expected useful period (mainly 5 years).

(3) Policy for significant provisions

1) Allowances for doubtful accounts:

Appropriate allowances are made for general receivables based on the historical rate of credit losses experienced, but specific doubtful accounts are investigated on an individual basis, and the amount of estimated losses are provided.

2) Accrued bonuses to employees:

Nidec Corporation and its domestic subsidiaries provided accrued bonuses to employees based on the estimated amount for payment.

3) Provision for employees’ retirement benefits:

Provision for employees’ retirement and severance benefits are stated based on the projected benefit obligation and pension plan assets at the end of the fiscal year. Timing and amount of recognition of unrecognized net transition obligation are summarized as follows:

Company name	Timing	Amount in total
Nidec Corporation, Nidec Copal Electronics Corporation and Nidec-Kyori Corporation	Recognized in previous years.	¥2,073 million
Nidec Copal Corporation and its subsidiaries	Being recognized over 5 years except ¥4,316 million, which was recognized when the company contributed it’s assets to pension trust fund.	¥8,913 million
Nidec-Shimpo Corporation	Being recognized over 3 years except ¥969 million, which was recognized when the company contributed it’s assets to pension trust fund.	¥1,456 million
Nidec Tosok Corporation	Being recognized over 5 years except ¥714 million, which was recognized when the company contributed it’s assets to pension trust fund.	¥1,111 million
Nidec-Read Corporation	Being recognized over 3 years	¥39 million
Nidec Shibaura Corporation	Being recognized over 5 years	¥1,442 million
Total		¥15,037 million

Unrecognized actuarial gain or loss is being recognized over average remaining years of service (within 10 years) at the end of each fiscal year beginning from the next fiscal year of its accrual.

(Additional information)

On January 26, 2004, Nidec’s employees’ pension fund has received the approval of exemption from the obligation for benefits related to future employee service under the substitutional portion from the Japanese government. As a consequence, Nidec accounted for 972 million yen in extraordinary gain based on Paragraph 47-2, Guideline for accounting of retirement benefit, which had been defined by Japanese Institute of Certified Public Accountants.

Nidec’s employees’ pension fund must pay “minimum obligation reserve". The estimated amount of "minimum obligation reserve" is 1,755 million yen as of March 31, 2004.

4) Provision for retirement allowances for directors and corporate auditors

Provision for retirement allowances for directors and corporate auditors of Nidec and of its certain domestic consolidated subsidiaries is stated based on regulations and internal rules for the amount necessary at the end of the year.

(4) Translation of foreign currencies

Assets and liabilities denominated in foreign currencies are translated at the year-end exchange rate with the resulting difference included in gains or losses. Assets and liabilities of overseas subsidiaries are also translated at the year-end exchange rate, with revenue and expenses translated at the average rate during the fiscal year. The resulting difference is included in minority interests and foreign currency translation adjustment in shareholders’ equity.

(5) Leases

With respect to Nidec Corporation and its domestic consolidated subsidiaries, financial leases other than those that are deemed to transfer the ownership of the leased assets to lessees are accounted for by a method similar to that applicable to operating leases. With regard to overseas subsidiaries, leases are accounted for as capital leases.

(6) Derivatives and hedging activities

1) Hedge accounting policy:

Assets and liabilities denominated in foreign currencies with foreign currency forward contracts are translated at forward contract rates. Interest cap are accounted for as hedges, using shortcut method allowable under certain conditions.

2) Method and object of hedge:

a) Method of hedge

Forward exchange contracts and interest caps

b) Object of hedge

Nidec manages its exposure to fluctuations in fair value and the fixed cash flow, such as foreign currency receivables and borrowings with floating interest rates.

3) Hedge policy:

In order to reduce market risk exposures from fluctuations in foreign exchange rate and interest rates, Nidec has a comprehensive and flexible stance towards hedging.

4) Evaluating effectiveness of hedging activities:

With regard to forward exchange contracts, Nidec avoided evaluating the effectiveness if the denominated currency, the notional amount and the contract period are the same as foreign currency receivables hedged. Regarding interest cap transactions, Nidec also avoided evaluating the effectiveness at the year-end because these transactions meet criteria for an allowable shortcut method.

(7) Other important respects to preparation method of consolidated financial statements

Accounting procedure of Consumption taxes:

Consumption taxes are excluded from revenues and expenses and recorded as an asset or a liability.

5. Valuation of assets and liabilities of consolidated subsidiaries

Assets and liabilities of consolidated subsidiaries are revalued as of the acquisition of control under full fair value method

6. Amortization of goodwill

Goodwill is amortized over 5 years using straight-line method.

7. Consolidated statements of retained earnings

Consolidated statements of retained earnings are prepared based on appropriation of retained earnings which were approved at the shareholders meeting and appropriated during the fiscal year.

8. Definition of cash and cash equivalents on the consolidated statements of cash flows:

Cash and cash equivalents in the consolidated statements of cash flows include cash on hand, demand deposits and all highly liquid investments with original maturities of three months or less that are readily convertible to cash and presenting insignificant risk of changes in value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Consolidated Balance Sheet)

1. Accumulated depreciation of tangible assets

	Japanese yen (Millions)
	As of March 31, 2004	As of March 31, 2003
Buildings and structures	¥35,663	¥24,755
Machinery and vehicles	64,091	40,021
Tools, furniture and fixtures	37,935	22,359
Total	¥137,689	¥87,135

2. Assets pledged as collateral and secured liabilities

	Japanese yen (Millions)
	As of March 31, 2004		As of March 31, 2003
Land	¥98	(-)	¥125	(125)
Buildings	31	(-)	624	(624)
Machinery and equipment	-	(-)	107	(48)
Tools, furniture and fixtures	-	(-)	4	(4)
Investment in securities	2,735	(-)	1,185	(-)
Total	¥2,865	(-)	¥2,047	(802)
Secured liabilities with espect to the foregoing:
Short-term debt	346	(-)	58	(-)
Current portion of long-term debt	271	(-)	534	(84)
Long-term debt	387	(-)	500	(-)
Total	¥1,004	(-)	¥1,092	(84)

Figures in parenthses are related to industrial factory foundation mortgage

3. Authorized share capital and issued and outstanding

	As of March 31, 2004	As of March 31, 2003
Issued and outstanding	65,017,898	63,574,729

4. Treasury shares

	As of March 31, 2004	As of March 31, 2003
The number of treasury shares	14,360	8,648

(Consolidated Statements of Income)

	Japanese yen (millions)
	For the year ended March 31,
	2004	2003
Research and Development expenses included in SG&A expenses and cost of sales	¥9,296	¥8,487
Extraordinary losses Lump sum license fee	-	975

* Lump sum license fee is a payment under the agreement between Comair Rotron, Inc and us in which Comair Rotron, Inc. allows us to use its patents related to certain fan motors manufactured by us. (US$ 8 million)

(Consolidated Statements of Cash Flows)

Year ended March 31, 2004

The reconciliation between the balance of cash and cash equivalents, and amounts stated in the Consolidated Balance Sheets for the year ended March 31, 2004 is as follows:

Cash and band deposits	¥74,487	million
Time deposits with maturity over three months	(958)	million
Short-term investments	73	million
Cash and cash equivalents	¥73,603	million

Year ended March 31, 2003

The reconciliation between the balance of cash and cash equivalents, and amounts stated in the Consolidated Balance Sheets for the year ended March 31, 2003 is as follows:

Cash and band deposits	¥49,491	million
Time deposits with maturity over three months	(368)	million
Short-term investments	192	million
Cash and cash equivalents	¥49,315	million

SEGMENT INFORMATION

1. Business Segment Information

	Japanese yen (Millions)
	Year ended March 31, 2004
	Small precision motors	Mid-size motors	Machinery and power supplies	Other	Total	Elimination/ Corporate	Consolidated
Net sales:
Customers	¥175,595	¥33,173	¥37,831	¥82,401	¥329,003	¥(-)	¥329,003
Intersegment	4	21	6,366	584	6,976	(6,976)	-
Total	175,600	33,194	44,198	82,986	335,979	(6,976)	329,003
Operating expenses	155,290	31,442	40,963	73,966	301,662	(3,738)	297,924
Operating income	¥20,309	¥1,752	¥3,234	¥9,020	¥34,317	¥(3,238)	¥31,078
Assets, depreciation and capital expenditure
Assets	207,722	30,904	53,367	113,093	405,086	28,619	433,706
Depreciation	9,759	1,049	840	3,526	15,176	(97)	15,078
Capital Expenditure	¥14,487	¥3,079	¥3,218	¥8,640	¥29,425	¥(466)	¥28,959

	Japanese yen (Millions)
	Year ended March 31, 2003
	Small precision motors	Mid-size motors	Machinery and power supplies	Other	Total	Elimination/ Corporate	Consolidated
Net sales:
Customers	¥168,591	¥37,479	¥31,763	¥60,807	¥298,641	¥(-)	¥298,641
Intersegment	4	18	6,694	490	7,208	(¥7,208)	-
Total	168,595	37,498	38,457	61,298	305,849	(7,208)	298,641
Operating expenses	150,927	37,002	36,331	55,496	279,758	(3,979)	275,779
Operating income	¥17,667	¥495	¥2,125	¥5,801	¥26,090	(¥3,229)	¥22,861
Assets, depreciation and capital expenditure
Assets	128,171	31,883	42,166	65,237	267,458	37,860	305,318
Depreciation	10,352	1,117	756	3,010	15,237	(309)	14,927
Capital expenditure	¥13,971	¥2,457	¥1,931	¥5,360	¥23,721	¥6,367	¥30,089

Notes:

1. Segments are classified based on similarities in product type, product attributes, and production and sales methods.

2. Major products of each business segment:

(1) Small precision motors: Small precision DC motors (including spindle motors for HDDs), Small precision fans, vibration motors, brush motors

(2) Mid-size motors: Motors for home appliances, automobiles and industrial use

(3) Machinery: High-speed press machines, semiconductor production equipment, precision equipment, FA equipment

(Note) Former segment of “Machinery and power supplies” changed into “Machinery” in the fiscal year due to the change that Machinery had accounted for major portion of this segment.

(4) Other: Pivot assemblies, automobile components, electronic components, service etc.

3. Unallocated operating expenses included in Elimination/Corporate (Consolidated)

	Japanese yen (Millions)
	Year ended March 31
	2004	2003
Amount of unallocated expenses included in Elimination/Corporate	¥2,919	¥2,673	Expenses derived from the overhead department of the parent company’s administration and accounting divisions

4. Unallocated assets included in Elimination/Corporate (Consolidated)

	Japanese yen (Millions)
	Year ended March 31
	2004	2003
Amount of unallocated assets included in Elimination/Corporate	¥43,271	¥44,527	Surplus fund operation in parent company (cash and securities), long-term investment (investment securities) and assets related to administration divisions.

5.Depreciation and capital expenditures include long-term prepaid expenses and amortization of those.

2. Geographic Segment Information

	Japanese yen (Millions)
	Year ended March 31, 2004
	Japan	North America	Asia	Other	Total	Elimination/ Corporate	Consolidated
Net sales:
Customers	¥197,360	¥5,892	¥122,297	¥3,452	¥329,003	(-)	¥329,003
Intersegment	72,367	898	130,612	20	203,898	(203,898)	-
Total	269,727	6,790	252,909	3,473	532,901	(203,898)	329,003
Operating expenses	256,894	6,336	231,214	3,360	497,805	(199,881)	297,924
Operating income	12,833	454	21,695	112	35,096	(4,017)	31,078
Assets	345,014	¥5,441	¥173,271	¥1,033	¥524,760	¥(91,054)	¥433,706

	Japanese yen (Millions)
	Year ended March 31, 2003
	Japan	North America	Asia	Other	Total	Elimination/ Corporate	Consolidated
Net sales:
Customers	¥183,938	¥8,490	¥101,210	¥5,001	¥298,641	(-)	¥298,641
Intersegment	76,971	1,209	124,486	114	202,782	(¥202,782)	-
Total	260,910	9,699	225,697	5,116	501,423	(202,782)	298,641
Operating expenses	249,076	9,395	212,042	4,977	475,492	(199,712)	275,779
Operating income	11,834	304	13,654	138	25,931	(3,069)	22,861
Assets	¥225,034	¥4,833	¥116,711	¥1,011	¥347,590	(¥42,271)	¥305,318

Notes:

1. Regions are based on geographic vicinity.

2. Main countries or region pertaining to each classification:

(1) North America: United States

(2) Asia: Singapore, Thailand, China, Philippines

(3) Other: Europe

3. Unallocated operating expenses included in Elimination/Corporate (Consolidated)

	Japanese yen (Millions)
	Year ended March 31,
	2004	2003
Amount of unallocated expenses included in Elimination/Corporate	¥2,919	¥2,673	Expenses related to department of management in parent company such as general affair and accounting.

4. Unallocated assets included in Elimination/Corporate (Consolidated)

	Japanese yen (Millions)
	Year ended March 31
	2004	2003
Amount of unallocated assets included in Elimination/Corporate	¥43,271	¥44,527	Surplus fund operation in parent company (cash and securities), long-term investment (investment securities) and assets related to department of management.

3. Overseas sales (Consolidated)

	Japanese yen (Millions), %
	Year ended March 31, 2004
	North America	Asia	Other	Total
Overseas sales	¥8,072	¥177,204	¥11,449	¥196,727
Consolidated sales				329,003
Overseas sales to consolidated sales	2.4%	53.9%	3.5%	59.8%

	Japanese yen (Millions), %
	Year ended March 31, 2003
	North America	Asia	Other	Total
Overseas sales	¥9,170	¥154,738	¥7,486	¥171,395
Consolidated sales	-	-	-	298,641
Overseas sales to consolidated sales	3.1%	51.8%	2.5%	57.4%

Notes:

1. The method of region classification and the breakdown of the main countries or regions pertaining to each classification are as follows:

(1) Method of classification: based on geographic vicinity

(2) Main countries or region pertaining to each classification:

North America: United States

Asia: Singapore, Thailand, China, Philippines

Other: Europe

2. Overseas sales comprise of sales of Nidec Corporation and its subsidiaries in countries or regions other than Japan.

MARKETABLE SECURITIES

1. Other Securities with fair value

		Japanese yen (Millions)
		As of March 31
		2004			2003
		Acquisition cost	Carrying amount	Difference	Acquisition cost	Carrying amount	Difference
Securities with carrying amount which is more than acquisition cost	Equity securities	¥6,207	¥11,689	¥5,481	¥380	¥520	¥140
	Bonds
	Corporate bonds	27	28	0	33	35	1
	Other securities	123	159	35	-	-	-
	Sub total	6,359	11,876	5,517	413	555	141
Securities with carrying amount which is not more or less than acquisition cost	Equity securities	1,459	1,295	(163)	5,464	4,412	(1,051)
	Bonds
	Corporate bonds	55	50	(4)	-	-	-
	Other securities	76	66	(10)	155	127	(28)
	Sub total	1,591	1,412	(178)	5,619	4,540	(1,079)
Total		¥7,950	¥13,289	¥5,338	¥6,033	¥5,095	(¥937)

2. Other marketable securities sold during the year

	Japanese yen (Millions)
	Year ended March 31
	2004	2003
Proceeds from sale	¥1,428	¥96
Gross realized gain	502	0
Gross realized losses	30	60

3. Major contents and carrying amount of securities not practicable to fair value

	Japanese yen (Millions )
	As of March 31
	2004	2003
Held-to-maturity bonds
Unlisted foreign bonds	¥0	¥0
Other securities
Preferred stock	500	500
Unlisted stock (excluding the over-the-counter stock)	507	315
Unlisted foreign stock	65	74
Discount bank debentures		-
Others	304	730

4. Redemption schedule of other securities with maturity and held-to-maturity debt securities

	Japanese yen (Millions )
	As of March 31
	2004				2003
	Within 1year	1-5years	5-10 years	Over 10 years	Within 1year	1-5 years	5-10 years	Over 10 years
Bonds
Corporate bonds	¥78	¥4	-	-	¥10	¥19	¥4	-
Others	-	0	-	-	-	0	-	-
Other securities	-	85	22	-	64	-	31	-
Total	¥78	¥90	¥22	-	¥74	¥20	¥36	-

DERIVATIVE INSTRUMENTS

Contract and Other Amounts, Fair Values and Unrealized gain or loss on Derivative transactions

As of March 31, 2004

		Japanese yen (Millions)
Derivative Instrument	Transaction	Contract price	Fair value	Unrealized gain or loss
Foreign currency	Forward exchange contracts
	To buy
	U.S. dollars	-	-	-
	To sell
	U.S. dollars	273	261	(11)
Total		273	261	(11)

Notes:

1. Fair values are calculated based on quotes from financial institutions.

2. Derivative instruments applied for the accounting for hedging are excluded from the above amounts.

As of March 31, 2003

		Japanese yen (Millions)
Derivative Instrument	Transaction	Contract price	Fair value	Unrealized gain or loss
Foreign currency	Forward exchange contracts
	To buy
	U.S. dollars	300	303	0
	To sell
	U.S. dollars	-		-
Total		300	303	0

Notes:

1. Fair values are calculated based on quotes from financial institutions.

2. Derivative instruments applied for the hedge accounting are excluded from the above amounts.

NON-CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

1) Non-Consolidated Balance Sheets

Assets
	Japanese yen (Millions)
	March 31		March 31		Increase (decrease)
	2004		2003
	Amount	%	Amount	%
Current assets:
Cash and bank deposits	¥10,391		¥18,385		(¥7,994)
Notes receivable	908		1,296		(388)
Accounts receivable	30,034		33,215		(3,181)
Finished products	2,178		2,194		(16)
Raw materials	85		19		66
Work in process	183		166		17
Supplies	84		53		31
Advances	11		56		(45)
Prepaid expenses	140		101		39
Deferred income taxes	650		2,409		(1,759)
Current portion of affiliates’ bond	-		798		(798)
Short-term loans to affiliates	4,168		3,511		657
Other receivables	7,473		5,801		1,672
Other current assets	85		38		47
Allowance for doubtful accounts	(195)		(219)		24
Total current assets	56,203	25.9	67,830	40.2	(11,627)
Fixed assets:
Tangible assets	27,796	12.8	24,562	14.5	3,234
Buildings	9,070		9,795		(725)
Structures	211		214		(3)
Machinery and equipment	1,205		1,531		(326)
Vehicles and delivery equipment	15		10		5
Tools, furniture and fixtures	1,568		1,525		43
Land	15,667		11,395		4,272
Construction in progress	56		89		(33)
Intangible assets	267	0.1	366	0.2	(99)
Goodwill	119		239		(120)
Patents	0		0		0
Software	93		72		21
Other intangible assets	52		53		(1)
Investments and other assets	132,874	61.2	76,112	45.1	56,762
Investment in securities	8,410		3,754		4,656
Investment securities of affiliates	112,171		61,779		50,392
Investments other than securities	420		375		45
Investment in affiliates	8,832		8,104		728
Long-term loans to affiliates	973		-		973
Bankruptcy and other claims	491		491		-
Long-term prepaid expenses	33		13		20
Deferred income taxes	1,444		1,971		(527)
Other (investments)	620		139		481
Allowance for doubtful accounts	(524)		(517)		(7)
Total fixed assets	160,938	74.1	101,041	59.8	59,897
Total assets	¥217,141	100.0	¥168,871	100.0	¥48,270

Liabilities and Shareholders’ Equity
	Japanese yen (Millions)
	March 31		March 31		Increase (decrease)
	2004		2003
	Amount	%	Amount	%
Current liabilities
Notes payable	¥228		¥1,104		(¥876)
Accounts payable	20,430		21,742		(1,312)
Short-term borrowings	43,931		29,010		14,921
Current portion of long-term debt	1,453		1,653		(200)
Current portion of convertible bond	-		5,027		(5,027)
Accrued liabilities	5,203		6,133		(930)
Accrued expenses	547		369		178
Income taxes payable	370		15		355
Advances received	8		4		4
Deposits received	82		47		35
Deferred credit	4		5		(1)
Accrued bonuses to employees	983		862		121
Notes payable for construction	71		22		49
Other current liabilities	9		-		9
Total current liabilities	73,324	33.8	65,997	39.1	7,327
Non-current liabilities
Corporate bonds	30,000		-		30,000
Convertible bonds	9,274		9,279		(5)
Long-term debt	2,368		3,821		(1,453)
Accrued severance and benefit costs	659		1,179		(520)
Accrued retirement benefit to directors	541		518		23
Other current non-current liabilities	847		36		811
Total fixed liabilities	43,691	20.1	14,834	8.8	28,857
Total liabilities	117,016	53.9	80,832	47.9	36,184
Shareholders’ equity
Common stock	28,994	13.4	26,485	15.7	2,509
Additional paid-in capital	33,223	15.3	26,360	15.6	6,863
Retained earnings	37,172	17.1	36,454	21.6	718
Legal reserve	720		720		-
Reserve for general purpose	32,550		29,050		3,500
Unappropriated retained earnings	3,901		6,684		(2,783)
(of which, Net income)	2,695		4,965		(2,270)
Land revaluation reserve	(701)	(0.3)	(701)	(0.4)	-
Net unrealized loss on securities	1,559	0.7	(493)	(0.3)	2,052
Treasury stock	(123)	(0.1)	(65)	(0.1)	(58)
Total shareholders’ equity	100,125	46.1	88,039	52.1	12,086
Total liabilities and shareholders’ equity	¥217,141	100.0	¥168,871	100.0	¥48,270

2) NON-CONSOLIDATED STATEMENTS OF INCOME

For the year ended March 31, 2004 and 2003

	Japanese yen (Millions)
	Year ended March 31,				Increase ( decrease)	% increase
	2004		2003
	Amount	%	Amount	%
Net sales	¥118,636	100.0	¥129,164	100.0	(10,528)	(8.2)
Cost of sales	105,200	88.7	115,762	89.6	(10,562)	(9.1)
Gross profit	13,436	11.3	13,401	10.4	35	0.3
Selling, general and administrative expenses	11,953	10.1	9,880	7.7	2,073	21.0
Operating income	1,482	1.2	3,520	2.7	(2,038)	(57.9)
Other income	5,634	4.7	6,431	5.0	(797)	(12.4)
Interest income	120		122		(2)
Dividend income	4,915		5,813		(898)
Other	598		495		103
Other expenses	2,330	1.9	2,699	2.1	(369)	(13.7)
Interest expenses	192		197		(5)
Interest on corporate bonds	85		113		(28)
Foreign exchange loss, net	1,705		2,109		(404)
Other	347		279		68
Recurring profit	4,785	4.0	7,252	5.6	(2,467)	(34.0)
Extraordinary gains	1,485	1.3	51	0.1	1,434	2,811.8
Gain on sale of fixed assets Gain on sale of marketable securities	15 466		8 -		７ 466
Gain on sale of investment in affiliates	2		13		(11)
Gain on reversal of allowance for doubtful accounts	22		30		(8)
Gain on return of substitutional portion of governmental welfare pension program	972		-		972
Other	6		-		6
Extraordinary losses	1,176	1.0	1,016	0.8	160	15.7
Loss on disposal of property, plant and equipment	263		180		83
Loss on write-down of marketable securities	6		766		(760)
Loss on sale of investment in affiliates Relocation of headquarters and laboratory	613 292		- -		613 292
Other	0		68		(68)
Income before income taxes	5,095	4.3	6,288	4.9	(1,193)	(19.0)
Income taxes (Current)	1,469	1.2	761	0.6	708
Income taxes (Deferred)	930	0.8	561	0.5	369
Net income	¥2,695	2.3	¥4,965	3.8	(¥2,270)	(45.7)
Retained earnings brought forward from previous period	2,162		2,270		(108)
Reversal of Land revaluation reserve	-		82		(82)
Unappropriated retained earnings from acquired company	-		1		(1)
Interim dividend payments	956		635		321
Unappropriated retained earnings for the period	¥3,901		¥6,684		(¥2,783)	(41.6)

3) Proposal for Appropriation Retained Earnings

Japanese yen (Millions)
Unappropriated profit	¥3,901
This will be appropriated as follows ;
Dividend payments(¥15 per share)	975
Bonuses to directors	75
Bonuses to corporate auditors	5
General reserve	600
Retained earnings to be carried forward	¥2,246

Notes: Interim dividends of ¥956 million (¥15 per share includes ¥2.50 of commemorative dividend related to Nidec’s 30th anniversary of the foundation) were paid on December 10, 2003.

Significant accounting policy

Valuation method of major assets

1. Securities

A. Held-to-maturity securities: Amortized cost method

B. Investments in subsidiaries and affiliates:

Valuation at cost, with cost determined by the moving average method

C. Other securities with fair value:

Stated at fair value based on market price at end of the period year ended March 31, 2004. (Both unrealized gains and losses are reported as net unrealized loss on securities. The cost of other securities sold is computed using the moving average method.)

D. Other securities not practicable to fair value:

Stated at cost determined using the moving average method.

2. Derivatives: Stated at fair value

3. Inventories:

A. Finished goods, materials, work in progress:

Stated at the lower of cost or market method with cost determined using the moving average method.

B. Supplies:

Stated at the lower of cost or market method with cost determined using the last purchase price method or replacement cost.

4. Method of depreciation of fixed assets:

(1) Tangible fixed assets: Declining balance method

Stated based on the declining-balance method except for buildings purchased after April 1, 1998, for which the straight-line method is applied. Major economic lives of tangible fixed assets are as follows;

Buildings and structures 2 to 50 years

Machinery 2 to 9 years

(2) Intangible fixed assets: Straight-line method

Amortization of goodwill is computed based on the straight-line method. With respect to software for internal use, amortization is computed on the straight-line method over the expected useful life (mainly 5 years).

5. Accounting for deferred assets

(1) Stock issuance cost: Recognized as expensed

(2) Bond issuance cost: Recognized as expensed

6. Translation of foreign currencies :

Assets and liabilities denominated in foreign currencies are translated at the exchange rate on March 31, 2004, with the resulting difference included in gains or losses.

7. Policy for significant provisions

(1) Allowances for doubtful accounts: Appropriate allowances are made for general receivables based on the historical rate of credit loss experienced, but specific doubtful accounts are investigated on an individual basis, and the amount of estimated losses are provided.

(2) Accrued bonuses to employees: Nidec Corporation provided accrued bonuses to employees based on the estimated amount for payment.

(3) Provision for employees’ retirement benefits: Provision of employee retirement and severance benefits are stated on the projected benefit obligation less pension plan assets at the end of the fiscal year.

Unrecognized actuarial gain or loss is being recognized over average remaining years of service (within 5 years) at the end of each fiscal year beginning from the next fiscal year of its accrual.

(Additional information)

On January 26, 2004, Nidec’s employees’ pension fund has received the approval of exemption from the obligation for benefits related to future employee service under the substitutional portion from the Japanese government. As a consequence, Nidec accounted for 972 million yen in extraordinary gain based on Paragraph 47-2, Guideline for accounting of retirement benefit, which had been defined by Japanese Institute of Certified Public Accountants.

Nidec’s employees’ pension fund must pay “Minimum obligation reserve”. The estimated amount of “Minimum obligation reserve” is 1,755 million yen as of March 31,2004.

(4) Provision for retirement allowances for directors and corporate auditors: Provision for retirement allowances for directors and corporate auditors is stated based on regulations and internal rules for the amount necessary at the end of the year.

8. Leases

Financial leases other than those that are deemed to transfer the ownership of the leased assets to the lessees are accounted for by a method similar to that applicable to operating leases.

9. Derivatives and hedge activities

(1) Hedge accounting policy

Assets and liabilities denominated in foreign currencies with foreign currency forward contracts are translated at forward contract rates.

(2) Method and object of hedge

(a) Method of hedge: Forward exchange contracts

(b) Object of hedge: Nidec Corporation manages its exposure to fluctuations in fair value and the fixed cash flow, such as foreign currency receivables.

(3) Hedge policy: In order to reduce market risk exposures from fluctuations in foreign exchange rate and interest rates, Nidec Corporation has a comprehensive and flexible stance towards hedging.

(4) Evaluating effectiveness of hedging activities: With regard to forward exchange contracts, Nidec avoided evaluating the effectiveness if the denominated currency, the notional amount and the contract period are the same.

10. Other important respects to preparation method of financial statements

Accounting procedure of Consumption taxes: Consumption taxes are excluded from revenues and expenses and recorded as an asset or a liability.

Notes to the Non-Consolidated Balance Sheets

1. Assets pledged as collateral and secured liability

	Japanese yen (Millions)
	As of March 31, 2004	As of March 31, 2003
Investment in securities	¥1,442	¥1,185
Secured liabilities with respect to the foregoing:
Current portion of long-term debt	250	450
Long-term debt	250	500

2. Depreciation amount deducted from acquisition cost of tangible fixed assets

Buildings ¥26 million as of March 31, 2004 and March 31, 2003.

3. Authorized share capital and issued and outstanding

		(Unit: shares)
	As of March 31, 2004	As of March 31, 2003
Authorized share capital	240,000,000	240,000,000
Issued and outstanding	65,017,898	63,574,729

4. Treasury shares

		(Unit: shares)
	As of March 31, 2004	As of March 31, 2003
The number of treasury shares	14,360	8,648

5. Contingent liabilities

Our guarantees of indebtedness (mainly consists of bank loans) are as follows:

Japanese yen (Millions)
As of March 31
	2004	2003
(Group companies)
Nidec Electronics (Thailand) Co., Ltd.	-	3,840 (TB 363,983th. and US$ 23,475th.)
Nidec (Dalian) Limited	-	360 (US$ 3,000th.)
Nidec Philippines Corporation	4,211 (US$ 36,900th.)	3,918 (US$ 30,000th.)
Nidec Precision Philippines Corporation	825	880
Nidec Tosok (Vietnam) Co., Ltd.	393 (US$ 3,724th.)	456 (US$ 3,801th.)
Nidec America Corporation	62 (US$ 595th.)	-
Nidec (ZheJiang) Corporation	634 (US$ 6,000th.)	-
Nidec Singapore Pte. Ltd.	52 (US$ 497th.)	-
Nidec (DongGuan) Ltd	211 (US$ 2,000th.)	-
Total	6,391 (US$ 49,716th.)	9,456 (TB 363,983th. and US$ 60,276th.)

Note to Non-Consolidated Statements of Income

	Japanese yen (millions)
	For the year ended March 31,
	2004	2003
Research and Development expenses included in SG&A expenses and cost of sales	¥5,725	¥4,643

Notes to Marketable Securities

As of March 31, 2004

Investments in subsidiaries and affiliates available for fair value

	Carrying amount	Fair value	Difference
Investment in subsidiaries	¥79,352	¥182,985	¥103,632
Investment in affiliates	-	-	-
Total	¥79,352	¥182,985	¥103,632

As of March 31, 2003

Investments in subsidiaries and affiliates available for fair value

	Carrying amount	Fair value	Difference
Investment in subsidiaries	¥42,586	¥65,279	¥22,693
Investment in affiliates	-	-	-
Total	¥42,586	¥65,279	¥22,693